Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

This is a confidential draft submission to the United States Securities and Exchange Commission on June 13, 2025 under the Securities Act of 1933, as amended. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Spirit Aviation Holdings, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	4512	38-1747023
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Spirit Aviation Holdings, Inc.

1731 Radiant Drive

Dania Beach, Florida 33004

(954) 447-7920

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Thomas C. Canfield

1731 Radiant Drive

Dania Beach, Florida 33004

(954) 447-7920

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies of all correspondence to:

Yasin Keshvargar

Chris Van Buren

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Tel: (212) 450-4000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐	Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Explanatory Note

Spirit Airlines, Inc. (“Former Spirit”) and certain of its direct and indirect subsidiaries (Former Spirit and such subsidiaries, each a “Debtor,” and collectively, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) seeking relief under Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), to pursue a Chapter 11 plan of reorganization (the “Plan”). On February 20, 2025, the Bankruptcy Court entered an order confirming the Plan (the “Confirmation Order”). On March 12, 2025, Spirit emerged from the Chapter 11 Cases in accordance with the Plan. In connection with the satisfaction of the conditions to effectiveness as set forth in the Confirmation Order and in the Plan, Former Spirit completed a corporate reorganization (the “Corporate Reorganization”) pursuant to which Spirit Aviation Holdings, Inc., a Delaware corporation (“New Spirit”) became the new parent company of the Debtors, with Former Spirit becoming a wholly owned subsidiary of New Spirit and converting from a Delaware corporation to a Delaware limited liability company. Unless otherwise noted, references herein to the “Company,” “Spirit,” “we” or “us” refer to Former Spirit prior to the Corporate Reorganization and to New Spirit after the Corporate Reorganization.

In connection with the confirmation of the Plan by the Bankruptcy Court and emergence from bankruptcy, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) that requires the Company to file with the U.S. Securities and Exchange Commission (“SEC”) a shelf registration statement for the offer and resale, from time to time, of the common stock of New Spirit held by certain holders that received such common stock at emergence and that duly request inclusion in such registration statement pursuant to the Registration Rights Agreement.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the U.S. Securities and Exchange Commission declares the registration statement effective. This preliminary prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED     , 2025

PRELIMINARY PROSPECTUS

Spirit Aviation Holdings, Inc.

   6,333,333 Shares of Common Stock

In connection with our emergence from bankruptcy, this prospectus relates to the offer and sale, from time to time, by the selling stockholders identified in this prospectus (the “Selling Stockholders”) of up to 6,333,333 shares of our common stock, par value $0.0001 per share (the “Common Stock”), consisting of (i) 672,340 shares of our Common Stock held by the Selling Stockholders and (ii) up to 5,660,993 shares of our Common Stock, which Selling Stockholders may acquire upon exercise of certain warrants held by the Selling Stockholders. Unlike an initial public offering, the resale by the Selling Stockholders is not being underwritten by any investment bank.

The Selling Stockholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the Common Stock by the Selling Stockholders. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Stockholders will bear all commissions and discounts, if any, attributable to their sale of Common Stock. See “Plan of Distribution.”

Our Common Stock is traded on NYSE American under the symbol “FLYY.” On June 12, 2025, the closing price of our Common Stock was $5.19 per share.

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described under the heading “Risk Factors” beginning on page 3 of this prospectus and under similar headings in any amendment or supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is     , 2025.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

No one has been authorized to provide you with information that is different from that contained in this prospectus. This prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which are subject to the “safe harbor” created by those sections. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than statements of historical facts are “forward-looking statements” for purposes of these provisions. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential,” and similar expressions intended to identify forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below. Furthermore, such forward-looking statements speak only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. Additional risks or uncertainties (i) that are not currently known to us, (ii) that we currently deem to be immaterial, or (iii) that could apply to any company, could also materially adversely affect our business, financial condition, or future results. You should carefully consider the risks described below and the other information in this report. If any of the following risks materialize, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected.

The risks described under the heading “Risk Factors” and the information in the sections entitled “Part I, Item 1A. Risk Factors” in our most recent Annual Report on Form 10-K and “Part II, Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the SEC are not exhaustive. Other sections of this prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of Spirit. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can Spirt assess the impact of all such risk factors on the business of Spirit, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to Spirit or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. Spirit undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ii

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

SUMMARY OF THE PROSPECTUS

This summary highlights information contained elsewhere in this prospectus, is not complete, and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus. You should also carefully consider, among other things, the information presented under the sections entitled “Risk Factors” and the information in the section entitled “Item 1.A. Risk Factors” in our most recent Annual Report on Form 10-K and “Part II, Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the SEC, which is incorporated by reference in this prospectus, and “Cautionary Note Regarding Forward-Looking Statements” and the consolidated financial statements and the notes thereto before making an investment decision.

General

Spirit Aviation Holdings, Inc., headquartered in Dania Beach, Florida, offers affordable travel to guests (“Guests”). Our all-Airbus fleet is one of the youngest and most fuel efficient in the United States. We serve destinations throughout the United States, Latin America and the Caribbean, and are dedicated to giving back and improving those communities. We focus on value-conscious travelers who pay for their own travel, and our business model is designed to deliver what our Guests want: affordable prices and a great experience.

We have embarked on a comprehensive transformation plan (“Project Bravo”) with the goal of becoming the top-rated value airline in America. We aim to align our business model to evolved customer needs, while maintaining low costs, by improving guest experience, launching significant product enhancements, realigning our network and redesigning our Loyalty Program.

Our History

We were founded in 1964 as Clippert Trucking Company, a Michigan corporation. We began air charter operations in 1990 and renamed ourselves Spirit Airlines, Inc. in 1992. In 1994, we reincorporated in Delaware. In 2024, we relocated to a new Support Center campus in Dania Beach, Florida.

Our Corporate Information

Our mailing address and executive offices are located at 1731 Radiant Drive, Dania Beach, Florida, 33004, and our telephone number at that address is (954) 447-7920. We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, and, in accordance therewith, file periodic reports, proxy statements and other information with the Securities and Exchange Commission or SEC. Such periodic reports, proxy statements and other information are available on the SEC’s website at http://www.sec.gov. We also post on the Investor Relations page of our website, www.spirit.com, a link to our filings with the SEC, our Corporate Governance Guidelines and Code of Business Conduct and Ethics, which applies to all directors and all our employees, and the charters of our Audit and Risk Management, Compensation, Nominating and Corporate Governance, and Strategy and Finance committees. Our filings with the SEC are posted as soon as reasonably practical after they are filed electronically with the SEC. Please note that information contained on our website is not incorporated by reference in, or considered to be a part of, this report.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

THE OFFERING

Securities Offered by the Selling Stockholders	We are registering the resale by the Selling Stockholders named in the prospectus, or their permitted transferees, of 6,333,333 shares of Common Stock.

Terms of the Offering	The Selling Stockholders will determine when and how they will dispose of the shares of Common Stock registered under this prospectus for resale, as applicable.

Shares Outstanding Prior to the Offering	As of May 5, 2025, we had 16,067,305 shares of Common Stock issued and outstanding.

Shares Outstanding After the Offering	21,728,298 shares of Common Stock (assuming the exercise for cash of warrants to purchase 5,660,993 shares of Common Stock).

Use of Proceeds	We will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders. See “Use of Proceeds.”

Ticker Symbol	Our Common Stock is traded on NYSE American under the symbol “FLYY.”

The number of shares of our Common Stock outstanding is based on 16,067,305 shares of Common Stock issued and outstanding on May 5, 2025 and excludes:

•	24,255,256 shares of Common Stock issuable upon the exercise of the 24,255,256 warrants issued and outstanding as of May 5, 2025; and

•	4,032,258 shares of Common Stock reserved for future issuance under our 2025 Incentive Award Plan, which was adopted on April 16, 2025.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

Investing in our Common Stock involves risk. If any of the risks described in any document incorporated by reference herein actually occurs, our business, financial condition and results of operations would likely suffer. In that event, the market price of our Common Stock could decline and an investor in our Common Stock could lose all or part of their investment. You should consider carefully all of the information set forth in this prospectus and the documents incorporated by reference herein, and, in particular, the risk factors described in our most recent Annual Report on Form 10-K and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, in each case filed with the SEC, and which are incorporated by reference in this prospectus. The risks described in any document incorporated by reference herein are not the only ones we face, but are considered to be the most material. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

All of the shares of Common Stock offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for their respective amounts. We will not receive any of the proceeds from these sales. We will bear all costs, expenses and fees in connection with the registration of the Common Stock, including with regard to compliance with state securities or “blue sky” laws. The Selling Stockholders will bear all commissions and discounts, if any, attributable to their sale of Common Stock. See “Plan of Distribution.”

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

MARKET PRICE OF OUR COMMON STOCK

Our Common Stock is traded on NYSE American under the symbol “FLYY.” On June 12, 2025, the closing price of our Common Stock was $5.19 per share.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

Basis of Presentation

The following unaudited pro forma condensed consolidated statements of operations represent historical data of Spirit Airlines, Inc., together with its subsidiaries, as of the dates and for the periods indicated below representing the Predecessor, and Spirit Aviation Holdings, Inc., together with its subsidiaries, representing the Successor following the consummation of the Plan. The unaudited pro forma statements of operations and the accompanying explanatory notes (together, the “Pro Forma Financial Statements”) have been prepared to illustrate the effects of consummation of the Plan, including the transactions contemplated thereunder, and the application of “fresh start” accounting, in accordance with ASC Topic 852, “Reorganizations.” The unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2025 and the twelve months ended December 31, 2024 reflect the effects of these transactions as if the Effective Date of the Plan and application of fresh start accounting had occurred on January 1, 2024, the beginning of the most recently completed fiscal year. An unaudited pro forma condensed consolidated balance sheet has not been presented, as the Plan and fresh start accounting adjustments have already been fully reflected in the condensed consolidated balance sheet as of March 31, 2025.

The Plan was confirmed by the Bankruptcy Court on February 20, 2025, and became effective on March 12, 2025. The consolidated financial statements of Spirit Aviation Holdings, Inc. will not be comparable to the historical financial statements of Spirit Airlines, Inc. due to the effects of the consummation of the Plan and the application of fresh start accounting.

The Pro Forma Financial Statements have been prepared in accordance with Regulation S-X Article 11 and reflect preliminary estimates of the transaction accounting adjustments, including the consummation of the transactions contemplated in the Plan and the application of fresh start accounting. The Pro Forma Financial Statements presented herein are provided for informational and illustrative purposes only and are not necessarily indicative of the financial results that would have been achieved had the events and transactions occurred on the dates indicated, nor is such financial data necessarily indicative of the results of operations in future periods. The Pro Forma Financial Statements should be read in conjunction with the information incorporated by reference into this prospectus.

The Plan

On the Emergence Date, all conditions precedent to the effectiveness of the Plan were either satisfied or waived, and the Company Parties emerged from the Chapter 11 Cases. In accordance with the Plan and effective as of the Emergence Date:

•	Cancellation of Senior Secured Notes and Convertible Notes. The then-outstanding Senior Secured Notes (Class 4 Claims) and Convertible Notes (Class 5 Claims) were canceled and terminated.

•

Exit Secured Notes. Certain subsidiaries of Spirit issued $840.0 million of senior secured notes due 2030 (the “Exit Secured Notes”), at an interest rate of (x) 12.00% per annum, of which 8.00% per annum shall be payable in cash and 4.00% per annum shall be payable in-kind or, (y) if elected by the Company in advance of each quarterly interest period, at 11.00% per annum payable in cash, to certain creditors in the Chapter 11 Cases.

•

Exit Revolving Credit Facility. Spirit and certain of its subsidiaries entered into Amended and Restated Credit and Guaranty Agreement with the lenders of the revolving credit facility due in 2026 that provides revolving credit loans and letters of credit in an aggregated amount equal to $275.0 million and an uncommitted incremental revolving credit facility up to $25.0 million. The commitment of $275.0 million will be reduced to $250.0 million on September 30, 2026. Concurrently, Former Spirit paid the then-outstanding Revolving Credit Facility of $300.0 million (Class 3 Claims) in full.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Termination of the Debtor-in-Possession Financing. The $300.0 million senior secured superpriority debtor-in-possession facility (the “DIP Facility”) that the Company Parties previously entered into was fully repaid and subsequently terminated.

•

Common Stock and Warrants. Spirit issued 16,067,305 shares of a single class of Common Stock (the “Common Stock”) and 24,255,256 warrants to purchase shares of Common Stock (the “Warrants”) to certain creditors in the Chapter 11 Cases.

•

Cancellation of Prior Equity Securities. All common stock, unvested equity awards, any outstanding PSP loan warrants and all other equity interests in Former Spirit that were outstanding immediately prior to the Emergence Date were terminated and canceled.

•	Settlement of Claims and Fees. General Administrative Claims, Professional Fee Claims, and fees payable to U.S. Trustee were or will be paid in full.

•

Unimpaired Claims. Other Secured Claims and Other Priority Claims were paid or will be paid in full in the ordinary course, were reinstated, or otherwise rendered unimpaired. General Unsecured Claims were reinstated or otherwise rendered unimpaired.

•	Election of Directors. Spirit appointed new members to its board of directors, and the directors of Former Spirit stepped down.

•	Charter and Bylaws. Pursuant to the Plan, Spirit amended and restated its certificate of incorporation (the “Charter”) and bylaws (the “Bylaws”), each of which became effective on the Effective Date.

•

Holding Company Reorganization. The Company completed a corporate reorganization (the “Corporate Reorganization”) pursuant to which Spirit became the new parent company, with Former Spirit becoming a wholly owned subsidiary of Spirit and converting from a Delaware corporation to a Delaware limited liability company. Spirit became the successor issuer to Former Spirit for SEC reporting purposes pursuant to Rule 15d-5 of the Exchange Act.

The costs of efforts to restructure the Company’s capital, prior to and during the Chapter 11 Cases, along with all other costs incurred in connection with the Chapter 11 Cases, have been material.

Adoption of Fresh Start Accounting

In connection with the emergence from bankruptcy and in accordance with ASC 852, the Company qualified for and adopted fresh start accounting on the Emergence Date because (1) the holders of the then-existing common shares of the Predecessor received less than 50% of the Common Stock shares of the Successor outstanding upon emergence and (2) the reorganization value of the Predecessor’s assets immediately prior to confirmation of the Plan of $8,720 million was less than the total of all post-petition liabilities and allowed claims of $9,819 million.

In accordance with ASC 852, upon adoption of fresh start accounting, the reorganization value derived from the enterprise value as disclosed in the Plan was allocated to the Company’s assets and liabilities based on their fair values in accordance with FASB ASC Topic No. 805—Business Combinations (ASC 805) and FASB ASC Topic No. 820—Fair Value Measurements (ASC 820), with limited exceptions (such as deferred taxes). The amount of deferred income taxes recorded due to the fair value adjustments to assets and liabilities was determined in accordance with FASB ASC Topic No. 740—Income Taxes.

With the application of fresh start accounting, the Company allocated its reorganization value to its individual assets and liabilities based on their estimated fair value. Accordingly, the condensed consolidated financial statements after March 12, 2025 are not comparable with the consolidated financial statements as of or prior to that date. The Effective Date fair values of the Successor’s assets and liabilities differ materially from their recorded values as reflected on the historical balance sheet of the Predecessor.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Reorganization Value

The reorganization value represents the fair value of the Successor’s total assets before considering certain liabilities and is intended to approximate the amount a willing buyer would pay for the Successor’s assets immediately after restructuring. The Plan confirmed by the Bankruptcy Court estimated a range of enterprise values between $6.1 billion and $6.8 billion.

The following table reconciles the enterprise value to the reorganization value of Successor’s assets that has been allocated to the Company’s individual assets and liabilities as of the Fresh Start Reporting Date (in millions):

Enterprise Value	$6,450
Plus: Excess cash and cash equivalents	508
Plus: Non-operating assets	447
Plus: Current and other liabilities (excluding debt)	1,315
Reorganization Value	$8,720

Preparation of an actual valuation with assumptions and economic data as of January 1, 2024, could result in an enterprise value that is materially different than such valuation presented in the Pro Forma Financial Statements. The intent of the Pro Forma Financial Statements is to illustrate the effects of the Plan based on the underlying economic factors as of the Effective Date.

Management advisors determined the enterprise and corresponding equity value of the Successor using various valuation methods, including (i) discounted cash flow analysis (“DCF”), (ii) public comparable analysis and (iii) precedent transaction analysis. The use of each approach provides corroboration for the other approaches.

Valuation Process

The reorganization value was allocated to the Successor’s single reporting segment using the discounted cash flow approach. The reorganization value was then allocated to the Successor’s identifiable assets and liabilities using the fair value principle as contemplated in ASC 820. The specific approach, or approaches, used to allocate reorganization value by asset class are noted below.

To determine fair value adjustments as of the Effective Date, the Company engaged third-party valuation specialists to conduct an analysis of the consolidated balance sheets to determine the fair values of each balance. The most significant fair value adjustments were made to property and equipment, operating lease right-of-use assets and operating lease liabilities, assets held-for-sale, airport take-off and landing rights or “slots,” and debt.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per-share data)

	For the year ended December 31, 2024
		Transaction Accounting Adjustments
	Predecessor (Historical)	Reorganization Adjustments		Fresh Start Adjustments		Successor (Pro Forma)
Operating revenues:
Passenger	$4,811,752	$—		$—		$4,811,752
Other	101,669	—		—		101,669

Total operating revenues	4,913,421	—		—		4,913,421

Operating expenses:
Aircraft fuel	1,479,203	—		—		1,479,203
Salaries, wages and benefits	1,689,083	(7,210	)(1)	—		1,681,873
Landing fees and other rents	451,008	—		—		451,008
Aircraft rent	541,909	—		(999	)(6)	540,910
Depreciation and amortization	325,273	—		(47,325	)(7)	277,948
Maintenance, materials and repairs	217,738	—		—		217,738
Distribution	197,197	—		—		197,197
Special charges (credits)	36,029	—		—		36,029
Loss on disposal of assets	273,871	—		—		273,871
Other operating	807,488	—		—		807,488

Total operating expenses	6,018,799	(7,210)		(48,324)		5,963,265
Operating income (loss)	(1,105,378)	7,210		48,324		(1,049,844)

Other (income) expense:
Interest expense	219,094	(22,353	)(2)	—		196,741
Loss (gain) on extinguishment of debt	(14,937)	—		—		(14,937)
Capitalized interest	(18,087)	(4,985	)(3)	—		(23,072)
Interest income	(48,324)	—		—		(48,324)
Other (income) expense	(65,694)	—		—		(65,694)
Special charges, non-operating	15,493	—		—		15,493
Reorganization expense	96,780	(96,780	)(4)	—		—

Total other (income) expense	184,325	(124,118)		—		60,207
Income (loss) before income taxes	(1,289,703)	131,328		48,324		(1,110,051)
Provision (benefit) for income taxes	(60,208)	6,133	(5)	2,257	(8)	(51,818)

Net income (loss)	(1,229,495)	125,195		46,067		(1,058,233)

Basic earnings (loss) per share	(11.23)					(53.76	)(9)
Diluted earnings (loss) per share	(11.23)					(53.76	)(9)

See accompanying notes to the Pro Forma Financial Statements.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	For the year Ended December 31, 2024
		Transaction Accounting Adjustments
	Predecessor (Historical)	Reorganization Adjustments	Fresh Start Adjustments	Successor (Pro Forma)
Net income (loss)	$(1,229,495)	$125,195	$46,067	$(1,058,233)
Unrealized gain (loss) on short-term investment securities and cash and cash equivalents, net of deferred taxes of $(32), $84 and $(65)	169	—	—	169
Interest rate derivative loss reclassified into earnings	86	—	—	86
Other comprehensive income (loss)	255	—	—	255
Comprehensive income (loss)	$(1,229,241)	$125,195	$46,067	$(1,057,978)

See accompanying notes to the Pro Forma Financial Statements.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per-share data)

		For the quarter ended March 31, 2025
			Transaction Accounting Adjustments
	Successor (Historical)	Predecessor (Historical)	Reorganization Adjustments		Fresh Start Adjustments		Successor (Pro Forma)
Operating revenues:
Passenger	$252,959	$740,610	$—		$—		$993,569
Other	4,086	14,744	—		—		18,830

Total operating revenues	257,045	755,354	—		—		1,012,399

Operating expenses:
Aircraft fuel	60,797	219,922	—		—		280,719
Salaries, wages and benefits	76,212	308,585	(1,233	)(10)	—		383,564
Landing fees and other rents	20,944	87,001	—		—		107,945
Aircraft rent	30,884	120,183	—		(194	)(15)	150,873
Depreciation and amortization	11,597	54,853	—		(9,206	)(16)	57,244
Maintenance, materials and repairs	11,209	47,498	—		—		58,707
Distribution	10,432	39,461	—		—		49,893
Special charges (credits)	(4)	—	—		—		(4)
Loss on disposal of assets	(19)	11,655	—		—		11,636
Other operating	36,950	153,395	—		—		190,345

Total operating expenses	259,002	1,042,553	(1,233)		(9,400)		1,290,922

Operating income (loss)	(1,957)	(287,199)	1,233		9,400		(278,523)

Other (income) expense:
Interest expense	9,777	47,682	(11,453	)(11)	—		46,006
Loss (gain) on extinguishment of debt	—	(87)	—		—		(87)
Capitalized interest	(118)	(956)	(838	)(12)	—		(1,912)
Interest income	(2,003)	(8,873)	—		—		(10,876)
Other (income) expense	50	902	—		—		952
Special charges, non-operating	1,376	5,511	—		—		6,887
Reorganization items	—	(421,464)	421,464	(13)	—		—

Total other (income) expense	9,082	(377,285)	409,173		—		40,970
Income (loss) before income taxes	(11,039)	90,086	(407,940)		9,400		(319,493)
Provision (benefit) for income taxes	(103)	17,870	(4,079	)(14)	94	(17)	13,782

Net income (loss)	(10,936)	72,216	(403,861)		9,306		(333,275)

Basic earnings (loss) per share	(0.56)	0.66					(16.93	)(18)

Diluted earnings (loss) per share	(0.56)	0.66					(16.93	)(18)

See accompanying notes to the Pro Forma Financial Statements.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Pro Forma Adjustments to the Pro Forma Unaudited Condensed Consolidated Statements of Operations

The adjustments included in the Pro Forma Condensed Consolidated Statements of Operations reflect the effects of the transaction accounting adjustments, including the transactions contemplated by the Plan (reflected in the column “Reorganization Adjustments”) as well as fair value and other required adjustments resulting from the adoption of fresh start accounting (reflected in the column “Fresh Start Adjustments”).

(1)	Reflects the elimination of share-based compensation expense during the pendency of 2024 not applicable to the Successor
(2)	Changes to interest expense include the following:

December 31, 2024
in millions
Reversal of interest expense for the period attributable to the Senior Secured Notes, Convertible Notes, Prepetition RCF, and Debtor in Possession Superpriority Facility	$(113.8)
Addition of interest expense for the period based on the pro forma interest attributable to the Exit Secured Notes calculated using a cash payment option	92.4
Reversal of interest expense attributable to off-market terms on previous sale leaseback transactions	(1.0)

Pro forma adjustment, net	$(22.4)

(3)	Reflects the adjustment to capitalized interest based on pro forma outstanding debt and pro forma interest expense for the period.
(4)	Reflects the elimination of reorganization items that were directly attributable to the Chapter 11 restructuring and not applicable to the Successor.

December 31, 2024
in millions
Recognition of Backstop Premium	$35.0
Unamortized debt discounts	20.7
Unamortized debt issuance costs	9.0
DIP term loan financing fees	12.6
Legal, consulting, and other fees	19.5

Reorganization (gain) expense	$96.8

(5)

Reflects the pro forma adjustments to tax expense as a result of adopting fresh start accounting. The income tax impact was calculated by applying the effective tax rate of 4.67% to which each pro forma adjustment relates. The blended tax rates applied take into account the impact of the internal legal entity and asset restructuring executed as part of the Plan.

(6)

Reflects the change in aircraft rent expense resultant from the adjustment to the operating lease right of use asset as a result of off-market terms recognized pursuant to the adoption of fresh start accounting.

(7)

Reflects the decrease in depreciation expense due to the decrease in fair value of flight equipment and ground property and equipment and amortization of capitalized maintenance for the year ended December 31, 2024.

(8)

Reflects the pro forma adjustments to tax expense as a result of adopting fresh start accounting. The income tax impact was calculated by applying the effective tax rate of 4.67% to which each pro forma adjustment relates. The blended tax rates applied take into account the impact of the internal legal entity and asset restructuring executed as part of the Plan.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

(9)

Represents the pro forma net loss per share calculated using the weighted average Spirit Aviation Holdings, Inc. shares of common stock outstanding, assuming the impacts of the Plan were effective on January 1, 2024.

The following table reflects the impact of the Plan on historical weighted average shares outstanding:

December 31, 2024
Historical weighted average shares outstanding	109,525,063
Less: cancellation of Predecessor shares	(109,525,063)
Add: Issuance of successor common stock	16,067,305

Common stock issued as of Emergence Date	16,067,305
Tranche 1 warrants issued as of March 31, 2025	3,617,385

Common stock as of March 31, 2025	19,685,000

The following table reflects the impact of the Plan on historical weighted average shares outstanding:

Net loss, Successor	(1,058,233)
Weighted average common stock outstanding	19,685
Net loss per share, basic and diluted	(53.76)

(10)	Reflects the elimination of share-based compensation expense during the pendency of Predecessor 2025 not applicable to the Successor.
(11)	Changes to interest expense include the following:

Period from 1/1/25 through 3/12/25
in millions
Reversal of interest expense for the period attributable to the Senior Secured Notes, Convertible Notes, Prepetition RCF, and Debtor in Possession Superpriority Facility	$(29.6)
Addition of interest expense for the period based on the pro forma interest attributable to the Exit Secured Notes calculated using a cash payment option	18.4
Reversal of interest expense attributable to off-market terms on previous sale leaseback transactions	(0.2)

Pro forma adjustment, net	$(11.5)

(12)	Reflects the adjustment to capitalized interest based on pro forma outstanding debt and pro forma interest expense for the period.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

(13)	Reflects the elimination of reorganization items that were directly attributable to the Chapter 11 restructuring and not applicable to the Successor.

Period from 1/1/25 through 3/12/25
Reorganization (Gain) Expense	in millions
Loss on ERO distribution and backstop issuance	115.8
Retained Professional fees	29.7
ERO related expense and Exit RCF financing cost	19.8
Extinguishment of unvested stock compensation rewards	7.6
Write off of prior RCF prepaid loan fees	3.0
Miscellaneous fees	0.6
Recognition of Exit Secured Note and Exit RCF financing cost	(13.9)
Fresh start valuation adjustment	(22.5)
(Gain) on Class 4 settlement	(232.3)
(Gain) on Class 5 settlement	(329.3)

Reorganization (Gain) Expense, net	(421.5)

(14)

The income tax impact was calculated by applying the estimated effective tax rate of 1.00% to which each pro forma adjustment relates. The tax rates applied take into account the impact of the internal legal entity and asset restructuring executed as part of the Plan.

(15)

Reflects the change in aircraft rent expense resultant from the adjustment to the operating lease right of use asset as a result of off-market terms recognized pursuant to the adoption of fresh start accounting.

(16)

Reflects the decrease in depreciation expense due to the decrease in fair value of flight equipment and ground property and equipment and the amortization in capitalized maintenance for the pendency of Predecessor 2025.

(17)

Reflects the pro forma adjustments to tax expense as a result of adopting fresh start accounting. The income tax impact was calculated by applying the estimated effective tax rate of 1.00% to which each pro forma adjustment relates. The tax rates applied take into account the impact of the internal legal entity and asset restructuring executed as part of the Plan.

(18)

Represents the pro forma net loss per share calculated using the weighted average Spirit Aviation Holdings, Inc. shares of common stock outstanding, assuming the impacts of the Plan were effective on January 1, 2024.

The following table reflects the impact of the Plan on historical weighted average shares outstanding:

March 31, 2025
Historical weighted average shares outstanding	109,525,063
Less: cancellation of Predecessor shares	(109,525,063)
Add: Issuance of successor common stock	16,067,305

Common stock issued as of Emergence Date	16,067,305
Tranche 1 warrants issued as of March 31, 2025	3,617,385

Common stock as of March 31, 2025	19,685,000

The following table reflects the impact of the Plan on historical weighted average shares outstanding:

Net loss, Successor	(333,275)
Weighted average common stock outstanding	19,685
Net loss per share, basic and diluted	(16.93)

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of our capital stock that the Selling Stockholders named herein may offer under this prospectus. It may not contain all the information that is important to you. For the complete terms of our Common Stock and preferred stock, please refer to our Certificate of Incorporation (“Certificate of Incorporation”) and our Bylaws (“Bylaws”), copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. The Delaware General Corporation Law (“DGCL”) may also affect the terms of these securities. For the complete terms of our Warrants, please refer to the warrant agreements, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

As of May 5, 2025, there were 16,067,305 shares of our Common Stock, $0.0001 par value per share, issued and outstanding and no shares of our preferred stock, $0.0001 par value per share, issued and outstanding.

Our Certificate of Incorporation authorizes us to issue up to 400,000,000 shares of Common Stock, $0.0001 par value per share, and up to 10,000,000 shares of preferred stock, $0.0001 par value per share. All of our issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable. Our shares of Common Stock are not redeemable and do not have preemptive rights.

The remaining shares of authorized and unissued capital stock are available for future issuance, subject to our Certificate of Incorporation, Bylaws and applicable law, including any regulations governing the exchange on which our shares of capital stock are then listed. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with the Board in opposing a hostile takeover bid.

The following description of our capital stock and provisions of our Certificate of Incorporation and Bylaws summarize the material terms and provisions of our capital stock. Such descriptions are qualified by reference to the Certificate of Incorporation and the Bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Dividend Rights. Subject to the rights of holders of any series of then outstanding preferred stock and the limitations under the DGCL, each holder of Common Stock has equal rights of participation in the dividends in cash, stock, or property of the Company, when, as and if the Board declare such dividends from time to time out of assets or funds legally available.

Voting Rights. Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The holders of Common Stock exclusively possess all voting power; provided, however, that as except as otherwise required by law, holders of Common Stock are not entitled to vote on any amendment to the Certificate of Incorporation (or on any amendment to a certificate of designations of any series of preferred stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to the Certificate of Incorporation (or pursuant to a certificate of designations of any series of preferred stock) or pursuant to the DGCL. Our stockholders are not entitled to cumulative voting.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Liquidation. Subject to the rights of holders of any series of then outstanding preferred stock, each holder of Common Stock has equal rights to receive the assets and funds of the Company available for distribution to stockholders in the event of any liquidation, dissolution, or winding up of the affairs of the Company, whether voluntary or involuntary.

Rights and Preferences. Holders of our Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Limited Voting by Foreign Owners. To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our Certificate of Incorporation restricts voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 25% of our voting stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of the members of the Board and senior management be U.S. citizens. Our Certificate of Incorporation provides that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our Certificate of Incorporation further provides that no shares of our capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law.

Preferred Stock

Under our Certificate of Incorporation, the Board has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of a class designated as preferred stock, par value $0.0001 per share, in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Common Stock.

Our issuance of preferred stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action.

Warrants

In connection with our emergence from the Chapter 11 Cases, on the Effective Date, we entered into two warrant agreements with Equiniti Trust Company, LLC as warrant agent (the “Warrant Agreements”) pursuant to which we issued an aggregate of 24,255,256 Warrants to certain specified investors, which Warrants consist of 3,617,385 Warrants issued under a Tranche 1 Warrant Agreement (the “Tranche 1 Warrants”) and 20,637,871 Warrants issued under a Tranche 2 Warrant Agreement (the “Tranche 2 Warrants”). Each Warrant entitles the holder to purchase one share of Common Stock for a nominal exercise price of $0.0001 per Warrant. As holders exercise their Warrants from time to time, we will issue additional shares of Common Stock to such holders, which will result in dilution to the existing holders of Common Stock and increase the number of shares of Common Stock outstanding. Because of the significant number of Warrants outstanding, such dilution may be substantial.

Duration and Exercise Price. Each Warrant has an initial exercise price equal to $0.0001 per share of Common Stock. The Tranche 1 Warrants were immediately exercisable, and the Tranche 2 Warrants became exercisable after the date on which the Common Stock was first listed on a securities exchange, which occurred on April 29, 2025. All Warrants may be exercised at any time until such Warrants are exercised in full. The exercise price and number of shares issuable upon exercise are subject to appropriate proportional adjustment in

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

the event of certain dividends, subdivisions or combinations of our Common Stock, or similar events affecting our Common Stock and the exercise price.

Exercisability. A holder may not exercise any portion of its Warrants to the extent that the holder, together with its affiliates and any other persons acting as a group together with any such persons, would own more than 9.9% of the number of shares of Common Stock outstanding immediately after exercise (the “Beneficial Ownership Limitation”) calculated in accordance with Section 13(d) of the Exchange Act. Upon not less than sixty-one (61) days advance written notice, at any time or from time to time, the holder in its sole discretion, may waive the Beneficial Ownership Limitation. However, under any circumstance, the holder may not exercise the Warrant if such exercise would cause such holder’s beneficial ownership (as defined by Section 13(d) of the Exchange Act) of the Common Stock to exceed 19.9% of its total issued and outstanding Common Stock.

Cashless Exercise. The Warrants may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the holder shall be entitled to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the Warrant Agreements.

Fractional Shares. No fractional shares of Common Stock will be issued upon the exercise of the Warrants and no cash will be distributed in lieu of the issuance of such fractional shares. If more than one Warrant is presented for exercise in full at the same time by the same holder, the full number of shares of Common Stock that will be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of shares of Common Stock purchasable on exercise of the Warrants so presented. If any fraction of a share of Common Stock or other security deliverable upon proper exercise of the Warrant (a “Warrant Share”) would, except pursuant to the Warrant, be issuable on the exercise of any Warrants (or specified portion thereof), as applicable, such Warrant Share shall be rounded up to the next highest whole number.

Transferability. Subject to applicable laws, a Warrant may be transferred at the option of the holder upon surrender of the Warrant to us together with the appropriate instruments of transfer and funds sufficient to pay any transfer taxes payable upon such transfer.

Trading Market. There is no trading market available for the Warrants on any securities exchange or nationally recognized trading system. We do not intend to list the Warrants on any securities exchange or nationally recognized trading system.

Rights as a Stockholder. Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of shares of Common Stock, the holders of the Warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their Warrants.

Fundamental Transaction. In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our shares of Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction.

Rights to Dividends and Distributions on Common Stock. Holders of the Tranche 1 Warrants are entitled to dividends and other distributions on Common Stock that such holder would have received had the Tranche 1 Warrants been exercised. Such distributions to holders of Tranche 1 Warrants will be made simultaneously with the distribution to holders of Common Stock. Tranche 2 Warrants are not entitled to dividends and other distributions on Common Stock.

In addition, the Tranche 2 Warrant Agreement provides that the shares of Common Stock issuable upon exercise of the Tranche 2 Warrants shall be subject to the limitations on ownership by non-U.S. citizens as set forth in the Certificate of Incorporation.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exchange Rights of Holders of Tranche 2 Warrants. Holders of Tranche 2 Warrants may exchange such Tranche 2 Warrants for Tranche 1 Warrants in accordance with the Warrant Agreements.

The foregoing description summarizes the material terms and provisions of the Warrant Agreements and Warrants. Such description is qualified by reference to the Warrant Agreements, copies of which are included as exhibits to the registration statement of which this prospectus forms a part.

Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

Authorized but Unissued Capital Stock

The remaining shares of authorized and unissued capital stock are available for future issuance, subject to our Certificate of Incorporation, Bylaws and applicable law, including any regulations governing the exchange on which our shares of capital stock are then listed. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with the Board in opposing a hostile takeover bid.

Delaware Anti-Takeover Law

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of Common Stock outstanding will be able to elect all of our directors up for election at any given stockholders’ meeting. At any given stockholders’ meeting for the election of directors at which a quorum is present where the number of nominees for director exceeds the number of directors to be elected, a plurality of the votes cast shall be sufficient to elect a director up for election. Except as otherwise required by applicable law or the rights and preferences of any then-outstanding preferred stock, our Certificate of Incorporation and Bylaws provide that a director may be removed from the Board with or without cause by a majority vote of the shares of Common Stock outstanding, but vacancies may only be filled by the Board. Our Certificate of Incorporation and Bylaws provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our (i) corporate secretary upon written request of stockholders representing at least 25% of all votes entitled to be voted on the matter to be voted on, or (ii) the Chairman of the Board may call a special meeting of stockholders.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law. We are not subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Stockholder Action

Our Bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals for the nomination of candidates for election as directors, all of which must be brought in a timely manner. Timely, for purposes of our Bylaws, generally means delivery of notice to us not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, in advance of the anniversary of the previous year’s annual meeting date.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Delaware as Sole and Exclusive Forum

Our Certificate of Incorporation also specifies that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws (in each case, as may be amended from time to time) or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine of the State of Delaware. This exclusive forum provision does not apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

Limitations of Liability and Indemnification

Our Certificate of Incorporation contains provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors or officer’s, as applicable, except liability for:

•	any breach of their duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	with respect to a director, unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL;

•	any transaction from which the director derived an improper personal benefit; or

•	with respect to an officer, any action by or in the right of us.

Our Certificate of Incorporation provides that we may indemnify our directors and officers, in each case to the fullest extent permitted by the DGCL. Our Bylaws also provide that we are obligated to indemnify our directors and officers to the fullest extent permitted by the DGCL and advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and they permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of the DGCL. We have entered into agreements to indemnify our directors, executive officers and other employees as determined by the Board. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these limitation of liability provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our Certificate of Incorporation, Bylaws and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty.

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, any such lawsuit must be brought in the Court of Chancery of the State of Delaware. However, because the applicability of the exclusive forum provision is limited to the extent permitted by applicable law, we do not intend for the exclusive forum provision to apply to suits brought to enforce any duty or liability created by the

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction, and acknowledge that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act. We note that there is uncertainty as to whether a court would enforce the provision as it applies to the Securities Act and that stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. The foregoing provisions may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders.

Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Registration Rights

On the Effective Date, all initial holders of our Common Stock became party to the Registration Rights Agreement and are entitled to rights with respect to the registration of certain of their shares under the Securities Act.

S-3 Shelf Registration

The Company shall use its commercially reasonable efforts to convert the S-1 Shelf Registration Statement to a shelf registration statement on Form S-3 (an “S-3 Shelf Registration Statement”, together with the “S-1 Shelf Registration Statement”, each a “Shelf Registration Statement”) for an offering on a delayed or continuous basis pursuant to Rule 415 as soon as reasonably practicable after the Company is eligible to use Form S-3.

Shelf Takedown

If requested by any Holder (as defined in the Registration Rights Agreement) or group of Holders whose Registrable Securities are included in such Shelf Registration Statement, which collectively hold (together with their Affiliates (as defined in the Registration Rights Agreement) at least ten percent (10%) of the then-outstanding Registrable Securities, the Company will be required to conduct a shelf takedown off of the applicable Shelf Registration Statement, covering the shares of Registrable Securities requested by such holders (a “Shelf Take-Down Notice”). Such holders may specify the type of offering to be covered by the Shelf Take-Down Notice, such as an underwritten offering or registered block trade. The Company shall not be required to effect more than three shelf takedowns in any twelve-month period for all holders and only if the gross proceeds of any individual offering is reasonably expected to exceed $35 million.

Piggyback Rights

Each Holder of Registrable Securities who holds at least 3% of the then-outstanding Common Stock has the right to include its Common Stock each time (i) the Company conducts an offering pursuant to a Shelf Take-Down Notice (other than a registered block trade); (ii) the Company conducts an offering pursuant to a sale or resale in any offering off an existing registration statement other than a shelf take-down conducted pursuant to a Shelf Take-Down Notice; or (iii) proposes for any reason to register any of its Common Stock under the Securities Act, whether for the Company’s own account or for the account of one or more holders, subject to customary exceptions (such as registrations on Form S-4 or Form S-8).

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Other Provisions

The Registration Rights Agreement contains customary provisions relating to the registration procedures to be followed by the Company, indemnification obligations, delay and suspension rights, selection of underwriters, priority, cutbacks, lock-ups (to the extent requested by an applicable underwriter) and payment of expenses of registrations by the Company (including reasonable fees, charges and expenses of counsel for the Holders, all fees and disbursements of underwriters customarily paid by the issuer of securities but excluding brokers’ commissions or underwriting discounts and commissions and transfer taxes).

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is included as an exhibit to the registration statement of which this prospectus forms a part.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock and the warrant agent for our Warrants is Equiniti Trust Company, LLC (“Equiniti”). Equiniti’s address is 1110 Centre Pointe Curve, Mendota Heights, MN 55120.

Market Listing

Our Common Stock is traded on NYSE American under the symbol “FLYY.” On June 12, 2025, the closing price of our Common Stock was $5.19 per share.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provisions relating to our material funded indebtedness. The following summary does not purport to be complete and is qualified in its entirety by reference to the provisions of the corresponding agreement or instrument, including the definitions of certain terms therein that are not otherwise defined in this prospectus. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to the relevant agreement or instrument for additional information, copies of which are included as exhibits to the registration statement of which this prospectus forms a part.

Exit Revolving Credit Facility

On the Effective Date, Former Spirit entered into that certain Amended and Restated Credit and Guaranty Agreement (the “Exit Revolving Credit Agreement”), by and among Former Spirit, the guarantors party thereto, the lenders party thereto (the “Exit Revolving Credit Lenders”), Citibank, N.A., as administrative agent, and Wilmington Trust, National Association as collateral agent, pursuant to which the Exit Revolving Credit Lenders agreed to provide Spirit a senior secured revolving credit facility of up to $300.0 million (the “Exit Revolving Credit Facility”). The Exit Revolving Credit Facility constitutes Former Spirit’s senior secured obligations and is guaranteed by each of Former Spirit’s direct and indirect subsidiaries. In addition, in connection with the Corporate Reorganization, New Spirit became a guarantor under the Exit Revolving Credit Agreement. As of March 31, 2025 the Exit Revolving Credit Facility was undrawn and had available capacity of $275.0 million.

The Exit Revolving Credit Facility is secured by first-priority and second-priority security interests and liens on certain of Former Spirit’s and its subsidiaries’ assets. The Exit Revolving Credit Facility will mature on March 12, 2028.

Subject to certain exceptions and conditions, Former Spirit will be obligated to prepay or offer to prepay, as the case may be, all or a portion of the obligations under the Exit Revolving Credit Facility with the net cash proceeds of certain asset sales or with cash from its balance sheet in order to remain in compliance with a collateral coverage ratio and concentration limits, in connection with a change of control and in connection with certain mergers with other airlines. The revolving loans borrowed under the Exit Revolving Credit Facility will bear interest at a variable rate per annum equal to Former Spirit’s choice of (i) Adjusted Term SOFR (as defined in the Exit Revolving Credit Agreement) plus 3.25% per annum or (ii) Alternate Base Rate (as defined in the Exit Revolving Credit Agreement) plus 2.25% per annum.

The Exit Revolving Credit Agreement contains customary covenants that, among other things, restrict Former Spirit’s ability and the ability of its subsidiaries to, among other things, create certain liens on the collateral, sell or otherwise dispose of the collateral and consolidate, merge, sell or otherwise dispose of all or substantially all of Former Spirit’s and its subsidiaries’ assets.

Exit Secured Notes

On the Effective Date, certain subsidiaries of Spirit (the “Co-Issuers”) issued $840.0 million in aggregate principal amount of PIK toggle senior secured notes due 2030 (the “2030 Notes”). The 2030 Notes were issued in a private offering to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and to institutional “accredited investors” (as defined in Regulation D of the Securities Act) and outside the United States to non-U.S. persons pursuant to Regulation S. The 2030 Notes are the Co-Issuers’ senior secured obligations and are guaranteed on a senior secured basis by Former Spirit and each of its direct and indirect subsidiaries existing on the Effective Date or subsequently acquired and/or formed subsidiaries. In addition, in connection with the Corporate Reorganization, New Spirit became a guarantor of the 2030 Notes. The 2030 Notes are secured by second-priority liens on certain Exit Revolving Credit Facility priority collateral and a first-priority lien on all other collateral. The 2030 Notes will mature on March 12, 2030, subject to earlier repurchase

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

or redemption in accordance with the terms of the Indenture (as defined below). The 2030 Notes bear interest, at the option of the Co-Issuers, (i) at 12.00% per annum, of which 8.00% per annum shall be payable in cash and 4.00% per annum shall be payable in-kind or (ii) at 11.00% per annum payable in cash, in each case, in arrears on a quarterly basis. Interest is calculated on the basis of a 360-day year composed of twelve 30-day months. As of March 31, 2025, $840.0 million principal amount of the 2030 Notes remained outstanding.

On or before March 12, 2027, the 2030 Notes are redeemable by the Co-Issuers, in whole or in part, at a redemption price equal to 100.00% of the principal amount of the 2030 Notes redeemed, plus a “make-whole” premium, plus accrued and unpaid interest, if any, to the date of redemption.

At any time after March 12, 2027 but on or prior to March 12, 2028, the Co-Issuers may redeem the 2030 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2030 Notes redeemed, plus accrued and unpaid interest to the redemption date, plus a 6.0% premium. Thereafter, the Co-Issuers may redeem the 2030 Notes in whole or in part, at par, plus accrued and unpaid interest to the redemption date.

Notwithstanding the foregoing, (x) at any time on or prior to the date that is ninety (90) days after the Effective Date, the Co-Issuers may redeem the 2030 Notes, at their option, in whole, at a redemption price equal to 100% of the principal amount of the 2030 Notes redeemed, plus accrued and unpaid interest to the redemption date, plus an 8.0% premium and (y) upon or after the consummation of certain transactions involving acquisitions by a publicly traded airline, the Co-Issuers may redeem the 2030 Notes at their option, in whole, at a redemption price equal to 100% of the principal amount of the 2030 Notes redeemed, plus accrued and unpaid interest to the redemption date, plus an amount equal to the lesser of (A) a 4.0% premium and (B) the then-applicable redemption premium.

The 2030 Notes and guarantees were issued pursuant to an indenture by and among Former Spirit, the Co-Issuers, the subsidiary guarantors and Wilmington Trust, National Association, as trustee and collateral custodian, referred to herein as the Indenture. The Indenture contains customary covenants that, among other things, restrict Former Spirit’s ability and the ability of its restricted subsidiaries to, among other things, make restricted payments, incur additional indebtedness, create certain liens on the collateral, sell or otherwise dispose of the collateral, engage in certain transactions with affiliates and consolidate, merge, sell or otherwise dispose of all or substantially all of Former Spirit’s and its subsidiaries’ assets.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Common Stock of Spirit for at least six months would be entitled to sell their Common Stock provided that (i) such person is not deemed to have been an affiliate of Spirit at the time of, or at any time during the three months preceding, a sale and (ii) Spirit is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Common Stock of Spirit for at least six months but who are affiliates of Spirit at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of Common Stock then outstanding; or

•	the average weekly reported trading volume of Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of Spirit under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about Spirit.

Registration Rights

On the Effective Date, we entered into a Registration Rights Agreement, pursuant to which certain holders of our Common Stock are entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See “Description of Capital Stock—Registration Rights Agreement.”

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

BENEFICIAL OWNERSHIP OF SECURITIES

The table below sets forth information, as of May 5, 2025, regarding the amount and percentage of our outstanding shares of Common Stock beneficially owned by (i) each person known by us to own beneficially more than 5% of our outstanding Common Stock based on information on file with the Company, (ii) each of our named executive officers and directors, and (iii) all of our executive officers and directors as a group. Unless otherwise indicated, each of the persons below has sole voting and investment power with respect to the shares beneficially owned by such person. The percent of beneficial ownership is based on 16,067,305 shares of Common Stock outstanding as of May 5, 2025.

	Common Stock	Securities Exercisable or Vesting Within 60 Days	Number of Shares Beneficially Owned	Percent
Name and Address of Beneficial Owner
5% Stockholders:
Certain funds and accounts managed by AllianceBernstein L.P. (1)	648,504	1,045,681	1,694,185	9.9%
Funds, investment vehicles or accounts managed or advised, directly or indirectly, by Ares Management LLC (2)	1,378,343	235,649	1,613,992	9.9%
Certain funds managed by Canyon Capital Advisors LLC (3)	292,122	561,438	853,560	5.1%
Citadel Multi-Asset Master Fund Ltd. (4)	1,279,223	345,595	1,624,818	9.9%
Investors for which Pacific Investment Management Company LLC serves as investment manager, adviser or sub-adviser (5)	1,393,436	218,898	1,612,334	9.9%
Certain funds and accounts managed by Western Asset Management Company, LLC (6)	1,535,772	60,922	1,596,694	9.9%
Certain funds for which Cyrus Capital Partners, L.P. serves as investment manager (7)	1,492,163	109,323	1,601,486	9.9%
Certain funds and accounts managed by Arena Capital Advisors, LLC (8)	1,378,343	235,649	1,613,992	9.9%
Certain funds and accounts managed by FMR LLC (9)	943,582	268,515	1,212,097	7.4%
Certain funds and accounts managed by Shaolin Capital Management (10)	155,302	1,593,075	1,748,377	9.9%
Certain funds and accounts managed by UBS Asset Management (Americas) LLC (11)	118,802	1,312,541	1,431,343	8.2%
Rokos Capital Management (US) LP (12)	110,178	1,217,259	1,327,437	7.7%

Named Executive Officers and Directors:
David Davis	—	—	—	—
Fred Cromer	—	—	—	—
John Bendoraitis	—	—	—	—
Thomas C. Canfield	—	—	—	—
Rana Ghosh	—	—	—	—
Griselle Molina	—	—	—	—
Robert A. Milton	—	—	—	—
David N. Siegel	—	—	—	—
Timothy Bernlohr	—	—	—	—
Eugene I. Davis	—	—	—	—
Andrea Fischer Newman	—	—	—	—
Radha Tilton	—	—	—	—
All 12 Directors and Executive Officers as a Group	—	—	—	—

(1)

AllianceBernstein L.P. acts as investment adviser to and on behalf of certain funds and accounts. John Tota, in his position as VP Corporate Actions of AllianceBernstein L.P., may be deemed to have voting and investment power with respect to the shares of Common Stock beneficially owned by such funds and

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

accounts. AllianceBernstein Corporation is the general partner of AllianceBernstein L.P. Voting and dispositive power over the shares are exercised by the investment adviser pursuant to an investment management agreement. The address of such funds and accounts is 501 Commerce Street, Nashville, Tennessee 37203. The aggregate number of shares of Common Stock beneficially owned by such funds and accounts includes (i) 648,504 shares of Common Stock held by such funds and accounts and (ii) 1,993,871 shares of Common Stock that such funds and accounts may acquire upon exercise of the warrants held by such funds and accounts. The applicable warrants are subject to terms that limit exercise, if, after such exercise, the holder and its affiliates and any member of a Section 13(d) group with such holder and its affiliates would beneficially own more than 9.9% of the number of shares of Common Stock outstanding immediately after exercise. As a result of the limitation in the previous sentence, only 1,045,681 shares of Common Stock that such funds and accounts may acquire upon exercise of such warrants are reflected and 948,190 shares of Common Stock that such funds and accounts may acquire upon exercise of such warrants are not reflected.
(2)

Includes (i) 1,378,343 shares of Common Stock held by certain funds, investment vehicles or accounts managed or advised, directly or indirectly, by Ares Management LLC (the “Ares Holders”) and (ii) 608,332 shares of Common Stock underlying certain warrants held by the Ares Holders. The applicable warrants are subject to terms that limit exercise, if, after such exercise, the holder and its affiliates and any member of a Section 13(d) group with such holder and its affiliates would beneficially own more than 9.9% of the number of shares of Common Stock outstanding immediately after exercise. As a result of the limitation in the previous sentence, only 235,649 shares of Common Stock that such holder may acquire upon exercise of such warrants held by the Ares Holders are reflected.

Ares Partners Holdco LLC (“Ares Partners”) is the sole member of each of Ares Voting LLC and Ares Management GP LLC, which are respectively the holders of the Class B and Class C Common Stock of Ares Management Corporation (“Ares Management”), which Common Stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. Ares Management is the sole member of Ares Holdco LLC, which is the general partner of Ares Management Holdings L.P., which is the sole member of Ares Management LLC, which is: (a) the sole member of Ares Capital Management III LLC, which is (1) the manager of each of Ares Global Multi-Asset Credit Master Fund, L.P., Ares Multi-Asset Credit Strategies Fund LP, Ares Multi-Credit Fund (IL), LP, and GE Healthcare Pension Master Trust, and (2) the investment manager of Seattle City Employees’ Retirement System; (b) the sole member of Ares High Yield Strategies Fund IV GP, LLC, which is the general partner of Ares High Yield Strategies Fund IV Management, L.P., which is the manager of Credit Unit Trust; (c) the sole member of Ares Private Account Management I GP, LLC, which is the general partner of Ares Private Account Management I, L.P., which is the manager of Federal Insurance Company; (d) the sole member of Ares Enhanced Loan Investment Strategy Advisor IV GP, LLC, which is the general partner of Ares Enhanced Loan Investment Strategy IV, L.P., which is the manager of each of Future Fund Board of Guardians acting in connection with the Future Fund and Future Fund Board of Guardians acting in connection with the Medical Research Future Fund; (e) the sole member of Ares Capital Management II LLC, which is (1) the manager of Goldman Sachs Trust II—Goldman Sachs Multi-Manager Non-Core Fixed Income Fund, (2) the portfolio manager of SEI Global Master Fund plc The SEI High Yield Fixed Income Fund, and (3) the sub-adviser of each of SEI Institutional Investment Trust-High Yield Bond Fund, SEI Institutional Managed Trust-High Yield Bond Fund, SEI Investments Canada Company—U.S. High Yield Bond Fund, and Touchstone Ares Credit Opportunities Fund; and (f) the manager of Lucent Technologies Inc. Defined Contribution Plan Master Trust.

Each of the foregoing entities may be deemed to share beneficial ownership of the securities held by the Ares Holders, but each disclaims any such beneficial ownership of securities not held of record by them.

Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Ares Board Members”). Mr. Ressler generally has veto authority over the Ares Board Members’ decisions. Each of these individuals disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by Ares Partners.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The address for each of the entities and individuals named in this footnote is 1800 Avenue of the Stars, Suite 1400, Los Angeles, CA 90067.

(3)

These entities are managed by Canyon Capital Advisors LLC (“CCA”) as their investment advisor. CCA’s sole managing member is CP New Co LLC (“CP New Co”), which is controlled by Joshua S. Friedman and Mitchell R. Julis. CCA has the voting and investment control with respect to the shares of Common Stock owned by these entities. Therefore, by virtue of the relationships described herein, the entities and individuals named herein may be deemed to share beneficial ownership of the shares held by these entities. The business address of the foregoing persons is c/o Canyon Capital Advisors LLC, 2728 N. Hardwood St., 2nd Floor, Dallas, TX 75201. Includes (i) 292,122 shares of Common Stock held by such entities and (ii) 561,438 shares of Common Stock that such entities may acquire upon exercise of the warrants held by such entities.

(4)

This entity is managed by Citadel Advisors LLC (“CA”) as its investment adviser. Citadel Advisors Holdings LP (“CAH”) is the sole member of CA. Citadel GP LLC (“CGP”) is the general partner of CAH. Kenneth Griffin owns a controlling interest in CGP. Therefore, by virtue of the relationships described herein, CA, CAH, CGP and Mr. Griffin, as the owner of the controlling interest in CGP, may be deemed to have shared power to vote and/or shared power to dispose of the securities held by this entity. This disclosure is not and shall not be construed as an admission that Mr. Griffin or any of the entities listed above is the beneficial owner of any of the securities of the entities managed by CA other than the securities actually owned by such person (if any). The address of the foregoing persons is c/o Citadel Enterprise Americas LLC, Southeast Financial Center, 200 S. Biscayne Blvd., Suite 3300, Miami, FL 33131. Includes (i) 1,279,223 shares of Common Stock and (ii) 5,452,330 shares of Common Stock underlying certain warrants that such holder may acquire upon exercise of certain warrants. The applicable warrants are subject to terms that limit exercise, if, after such exercise, the holder and its affiliates and any member of a Section 13(d) group with such holder and its affiliates would beneficially own more than 9.9% of the number of shares of Common Stock outstanding immediately after exercise. As a result of the limitation in the previous sentence, only 345,595 shares of Common Stock that such holder may acquire upon exercise of such warrants held by the stockholders are reflected.

(5)

Pacific Investment Management Company LLC (“PIMCO”), as the investment manager, adviser or sub-adviser of the funds and accounts who are the beneficial holders of the reported shares of Common Stock or Common Stock underlying warrants, may be deemed to have or to share voting and dispositive power over the referenced shares of Common Stock or Common Stock underlying warrants. The address of such funds and accounts is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660. Includes (i) 1,393,436 shares of Common Stock and (ii) 2,529,407 shares of Common Stock underlying certain warrants. The applicable warrants are subject to terms that limit exercise, if, after such exercise, the holder and its affiliates and any member of a Section 13(d) group with such holder and its affiliates would beneficially own more than 9.9% of the number of shares of Common Stock outstanding immediately after exercise. As a result of the limitation in the previous sentence, only 218,898 shares of Common Stock that such stockholders may acquire upon exercise of such warrants are reflected.

(6)

Includes (i) 1,535,772 shares of Common Stock held by certain funds, investment vehicles or accounts managed or advised, directly or indirectly (the “WAMCO Holders”) and (ii) 1,355,249 shares of Common Stock underlying certain warrants held by the WAMCO Holders. The applicable warrants are subject to terms that limit exercise, if, after such exercise, the holder and its affiliates and any member of a Section 13(d) group with such holder and its affiliates would beneficially own more than 9.9% of the number of shares of Common Stock outstanding immediately after exercise. As a result of the limitation in the previous sentence, 60,922 shares of Common Stock that the WAMCO Holders may acquire upon exercise of such warrants are reflected.

Western Asset Management Company, LLC is the investment manager of the WAMCO Holders and may be deemed to have voting and investment power with respect to the shares of Common Stock owned by the WAMCO Holders. The address for the foregoing persons is c/o 385 E. Colorado Blvd. Pasadena, CA 91101.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

(7)

Includes (i) 1,317,884 shares of Common Stock and warrants to purchase 595,116 shares of Common Stock held by Cyrus Polaris LLC, a Delaware limited liability company (“Cyrus Polaris”), and (ii) 174,279 shares of Common Stock and warrants to purchase 60,307 shares of Common Stock held by Encinal Holdings E Fund, L.P. (“Encinal Holdings”). Each of the warrants is subject to terms that limit their exercise, if, after such exercise, the holder, its affiliates and certain other persons whose ownership would be combined with the holder or its affiliates would, in the aggregate, beneficially own more than 9.9% of the Common Stock outstanding immediately after exercise. As a result of the limitation in the previous sentence, only 109,323 shares of Common Stock issuable upon exercise of outstanding warrants held by Cyrus Polaris and Encinal Holdings are reflected.

The securities beneficially owned by Cyrus Polaris are beneficially owned by (1) Cyrus Polaris, as a result of its direct ownership of these securities, (2) Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus Capital Partners”), as the investment manager of Cyrus Polaris, (3) Cyrus Capital Partners GP, L.L.C., a Delaware limited liability company (“Cyrus Capital GP”), as the general partner of Cyrus Capital Partners and (4) Mr. Stephen C. Freidheim, as the Chief Investment Officer of Cyrus Capital Partners and the sole member and manager of Cyrus Capital GP. The securities beneficially owned by Encinal Holdings are beneficially owned by (1) Encinal Holdings, as a result of its direct ownership of these securities, (2) Cyrus Capital Partners, as the investment manager of Encinal Holdings, (3) Cyrus Capital Advisors, L.L.C., a Delaware limited liability company (“Cyrus Advisors”), as the general partner of Encinal Holdings, (4) Cyrus Capital GP, as the general partner of Cyrus Capital Partners and the managing member of Cyrus Advisors, and (5) Mr. Stephen C. Freidheim, as the Chief Investment Officer of Cyrus Capital Partners and the sole member and manager of Cyrus Capital GP. Cyrus Polaris, Encinal Holdings, Cyrus Capital Partners, Cyrus Advisors, Cyrus Capital GP and Mr. Freidheim disclaim beneficial ownership of such securities except to the extent of their pecuniary interests therein, if any. The address of each of the foregoing is 65 East 55th Street, 35th Floor, New York, New York, 10022.

(8)

These entities are managed by Arena Capital Advisors, LLC (“Arena”), who either has voting power with respect to the shares of Common Stock owned by these entities, or acts as its general partner and investment manager, who has voting power with respect to the shares of Common Stock owned by these entities. The control persons of Arena are Daniel Elperin and Sanije Perrett. Therefore, by virtue of the relationships described herein, Arena, Daniel Elperin and Sanije Perrett may be deemed to share beneficial ownership of the shares held by these entities. The address of the foregoing persons is 12121 Wilshire Boulevard, Suite 1010, Los Angeles, CA 90025. Includes (i) 1,378,343 shares of Common Stock held by such entities and (ii) 1,561,393 shares of Common Stock that such entities may acquire upon exercise of the warrants held by such entities. The applicable warrants are subject to terms that limit exercise, if, after such exercise, the holder and its affiliates and any member of a Section 13(d) group with such holder and its affiliates would beneficially own more than 9.9% of the number of shares of Common Stock outstanding immediately after exercise. As a result of the limitation in the previous sentence, only 235,649 shares of Common Stock that such holder may acquire upon exercise of such warrants held by the stockholders are reflected.

(9)

These funds and accounts are managed by direct or indirect subsidiaries of FMR LLC. The shares of Common Stock listed are beneficially owned, or may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, MA 02210. Includes (i) 943,582 shares of Common Stock held by such funds and accounts and (ii) 268,515 shares of Common Stock that such funds and accounts may acquire upon exercise of the warrants held by such funds and accounts.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

(10)

Includes (i) 155,302 shares of Common Stock and (ii) 1,715,793 shares of Common Stock underlying certain warrants that may be acquired upon exercise of certain warrants. The applicable warrants are subject to terms that limit exercise, if, after such exercise, the holder and its affiliates would own more than 9.9% of the number of shares of Common Stock outstanding immediately after exercise. As a result of the limitation in the previous sentence, only 1,593,075 shares of Common Stock that may be acquired upon exercise of such warrants are reflected.

Shaolin Capital Management LLC (“Shaolin Capital Management”) serves as investment manager for these entities. David Puritz and Michael Jester are the general partners of Shaolin Capital Management and serve as the sub investment advisor to these entities. They have voting and investment control over the shares held by these entities. Mr. Puritz and Mr. Jester disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interest therein. The principal business address of each of these entities and Shaolin Capital Management is 230 NW 24 Street, Suite 603, Miami, Florida 33127.

(11)

Includes (i) 118,802 shares of Common Stock and (ii) 1,312,541 shares of Common Stock that may be acquired upon exercise of certain warrants. UBS Asset Management (Americas) LLC (“UBS Asset Management”) is the investment manager of these entities and accordingly has voting control and investment discretion over the securities described herein held by these entities. Blake Hiltabrand (“Mr. Hiltabrand”), the Global Head of the O’Connor business unit of UBS Asset Management (Americas) LLC, also has voting control and investment discretion over the securities described herein held by these entities. As a result, each of UBS Asset Management and Mr. Hiltabrand may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities described herein held by these entities. The address of this shareholder is c/o UBS Asset Management Americas LLC, One North Wacker Drive, 31st Floor Chicago, IL 60606.

(12)

The reported amount includes 110,178 shares of Common Stock and 1,217,259 shares of Common Stock that can be acquired within 60 days upon exercise of the warrants, each directly held by Rokos Global Macro Master Fund LP, a fund advised by Rokos Capital Management (US) LP (“RCM”) as its investment adviser. Chris Rokos is the ultimate beneficial owner of RCM. The address of RCM is 600 Lexington Avenue, 34th Floor, New York, NY 10022.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

SELLING STOCKHOLDERS

This prospectus relates to the resale, from time to time, by the Selling Stockholders included in the table below, which we refer to collectively as the Selling Stockholders, of up to an aggregate of 6,333,333 shares of Common Stock, subject to any appropriate adjustment as a result of any subdivision, split, combination or other reclassification of our Common Stock. We are registering the Shares pursuant to the Registration Rights Agreement. The Selling Stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of Common Stock (“Shares”) owned by them but make no representation that any of the Shares will be offered for sale.

The information provided below with respect to the Selling Stockholders has been furnished to us by or on behalf of the Selling Stockholders and is current as of May 5, 2025. We have not sought to verify such information.

To our knowledge, none of the Selling Stockholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, except in connection with (i) the Registration Rights Agreement, (ii) the Plan, (iii) the Restructuring Support Agreement and (iv) the Backstop Commitment Agreement.

The table sets forth:

•	the names of the Selling Stockholders;

•	the number of shares of Common Stock beneficially owned by the Selling Stockholders prior to the sale of the Shares covered by this prospectus;

•

the number of shares of Common Stock beneficially owned by the Selling Stockholders following the sale of the Shares covered by this prospectus, based on the assumption that all Shares will be sold in the offering; and

•	the ownership of the Selling Stockholders as a percentage of the outstanding Common Stock of the Company after this offering, based on the assumption that all Shares will be sold in the offering.

The Selling Stockholders are not obligated to sell any of the shares of Common Stock offered by this prospectus. The percent of beneficial ownership for the selling security holders is based on 16,067,305 shares of Common Stock outstanding as of May 5, 2025.

Broker-Dealers

Except as otherwise indicated below, based on the information provided to us by the Selling Stockholders, and to the best of our knowledge, no Selling Stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.

	Shares of Common Stock Beneficially Owned Prior to the Offering (1)		Shares of Common Stock Offered Hereby	Shares of Common Stock Beneficially Owned After Completion of the Offering (1)(2)
	Number	Percentage	Number	Number	Percentage
Selling Stockholders:
Certain funds and accounts managed by AllianceBernstein L.P. (3)(33)	1,694,185	9.9%	523,637	1,751,721	9.9%
Certain funds and accounts managed by Arena Capital Advisors, LLC (4)	1,613,992	9.9%	511,653	1,670,211	9.9%

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

	Shares of Common Stock Beneficially Owned Prior to the Offering (1)		Shares of Common Stock Offered Hereby	Shares of Common Stock Beneficially Owned After Completion of the Offering (1)(2)
	Number	Percentage	Number	Number	Percentage
Certain funds and accounts managed by FMR LLC:
Fidelity Advisor Series II: Fidelity Advisor Strategic Income Fund (5)(33)	183,310	1.1%	32,618	150,692	*
Fidelity Summer Street Trust: Fidelity Capital & Income Fund (5)(33)	323,228	2.0%	57,517	265,711	1.7%
Fidelity Salem Street Trust: Fidelity Sustainable Core Plus Bond Fund (5)(33)	86	*	37	49	*
Fidelity Advisor Series II: Fidelity Advisor Limited Term Bond Fund (5)(33)	2,545	*	2,545	0	*
Fidelity Merrimack Street Trust: Fidelity Total Bond ETF (5)(33)	19,833	*	4,864	14,969	*
Fidelity Global High Yield Multi-Asset Base Fund (5)(33)	6,158	*	6,158	0	*
Fidelity Summer Street Trust: Fidelity Focused High Income Fund (5)(33)	1,205	*	1,205	0	*
Fidelity Merrimack Street Trust: Fidelity Sustainable Core Plus Bond ETF (5)(34)	39	*	15	24	*
Fidelity Covington Trust: Fidelity Sustainable High Yield ETF (5)(33)	514	*	267	247	*
Fidelity Merrimack Street Trust: Fidelity Tactical Bond ETF (5)(33)	82	*	33	49	*
Fidelity Income Fund: Fidelity Total Bond K6 Fund (5)(33)	5,485	*	2,516	2,969	*
Fidelity Central Investment Portfolios LLC: Fidelity High Income Central Fund (5)(33)	127,163	*	22,627	104,536	*
Master Trust Bank of Japan LTD. Re: Fidelity US High Yield Open Mother Fund (5)(33)	285,630	1.7%	50,825	234,805	1.5%
FIAM High Yield Bond Commingled Pool (5)(33)	13,015	*	13,015	0	*
JNL/Fidelity Institutional Asset Management Total Bond Fund (5)(33)	3,825	*	856	2,969	*
Fidelity Advisor Series I: Fidelity Advisor High Income Advantage Fund (5)(33)	45,573	*	8,110	37,463	*
Fidelity Salem Street Trust: Fidelity Sai Sustainable Core Plus Bond Fund (5)(33)	174	*	75	99	*
Fidelity Summer Street Trust: Fidelity Sai High Income Fund (5)(33)	29,140	*	13,924	15,216	*
Strategic Advisers Income Opportunities Fund—FIAM High Income Subportfolio (5)(33)	3,034	*	1,426	1,608	*
Fidelity Salem Street Trust: Fidelity Sai Total Bond Fund (5)(33)	22,177	*	11,167	11,010	*
Fidelity Summer Street Trust: Fidelity Short Duration High Income Fund (5)(34)	2,998	*	2,998	0	*
Fidelity Summer Street Trust: Fidelity Series High Income Fund (5)(33)	17,594	*	17,594	0	*
Fidelity Summer Street Trust: Fidelity High Income Fund (5)(33)	49,845	*	23,619	26,226	*
Fidelity Income Fund: Fidelity Total Bond Fund (5)(33)	40,409	*	18,884	21,525	*
Variable Insurance Products Fund: High Income Portfolio (5)(33)	9,586	*	9,586	0	*
Variable Insurance Products Fund V: VIP Strategic Income Portfolio (5)(33)	18,419	*	3,278	15,141	*
Fidelity High Yield Bond Open Mother Fund (5) (33)	1,031	*	536	495	*

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

	Shares of Common Stock Beneficially Owned Prior to the Offering (1)		Shares of Common Stock Offered Hereby	Shares of Common Stock Beneficially Owned After Completion of the Offering (1)(2)
	Number	Percentage	Number	Number	Percentage
Fund advised by Rokos Capital Management (US) LP:
Rokos Global Macro Master Fund LP (6)	1,327,437	7.7%	272,173	1,055,264	6.5%
Certain funds managed by Canyon Capital Advisors LLC:
Canyon Balanced Master Fund, Ltd. (7)(33)	146,670	*	37,414	109,256	*
Canyon Distressed TX (B) LLC (7)(33)	56,618	*	14,443	42,175	*
Canyon Distressed TX (A) LLC (7)(33)	53,447	*	13,635	39,812	*
The Canyon Value Realization Master Fund, L.P. (7)(33)	465,584	2.8%	118,766	346,818	2.1%
Canyon Value Realization Fund, L.P. (7)(33)	131,241	*	33,478	97,763	*
Citadel Multi-Asset Master Fund Ltd. (8)(33)	1,624,818	9.9%	834,872	1,716,552	9.9%
Funds, investment vehicles or accounts managed or advised, directly or indirectly, by Ares Management LLC (9)	1,613,992	9.9%	308,209	1,649,627	9.9%
Investors for which Pacific Investment Management Company LLC serves as investment manager, adviser or sub-adviser (10)(33)	1,612,334	9.9%	875,591	1,708,542	9.9%
Certain funds and accounts managed by Western Asset Management Company, LLC:
Certain funds and accounts managed by Western Asset Management Company, LLC (11)	1,596,694	9.9%	1,123,852	1,720,181	9.9%
Cyrus Polaris LLC (12)	1,411,927	8.7%	348,031	1,448,220	8.7%
Encinal Holdings E Fund, L.P. (13)	189,559	1.2%	35,931	195,455	1.2%
D. E. Shaw Valence Portfolios, L.L.C. (14)	125,282	*	26,947	98,335	*
Certain accounts for which III Capital Management serves as investment manager (15)	100,461	*	24,072	76,389	*
Kore Fund LTD (16)	728,365	4.5%	94,349	634,016	3.9%
The K2 Principal Fund L.P. (17)	356,641	2.2%	68,652	287,989	1.8%
MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC (18)	321,173	2.0%	67,413	253,760	1.6%
LMA SPC – MAP 204 Segregated Portfolio (19)	120,424	*	25,277	95,147	*
Shaolin Capital Partners SP (20)	388,201	2.4%	76,670	311,531	1.9%
Eagle Harbor Multi-Strategy Master Fund Limited (21)	193,710	1.2%	37,000	156,710	*
Shaolin Capital Partners Master Fund, Ltd. (22)	847,587	5.0%	175,081	672,506	4.0%
Capital Ventures International (23)(33)	507,780	3.1%	76,765	431,015	2.6%
Nineteen77 Global Multi-Strategy Alpha Master Limited (24)	936,633	5.5%	179,843	756,790	4.7%
UOC SP, a segregated portfolio of IMAP Cayman SPC (25)	2,967	*	570	2,397	*
Nineteen77 Global Merger Arbitrage Opportunity Fund (26)	14,971	*	2,875	12,096	*
Nineteen77 Global Merger Arbitrage Master Limited (27)	134,164	*	25,762	108,402	*
Nineteen77 Global Merger Arbitrage Japan Limited (28)	9,568	*	1,837	7,731	*
MA Hedge Fund Strategies Limited (29)	5,179	*	994	4,185	*
Quantum Partners LP (30)	202,822	1.2%	38,945	163,877	1.0%
O’Connor Event Driven UCITS Fund, a sub-fund of IAM Investments ICAV (31)	125,039	*	24,010	101,029	*
Whitebox Multi-Strategy Partners, LP (32)	146,775	*	33,904	112,871	*

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

*	Represents beneficial ownership of less than one percent of the outstanding shares of Common Stock.
(1)

The number of shares of Common Stock and beneficial ownership percentage reflected in this column as beneficially owned by each Selling Stockholder includes (i) any outstanding shares of Common Stock held by such Selling Stockholder, and (ii) if any, the number of shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder (subject to terms that limit exercise, if, after such exercise, the holder and its affiliates and any member of a Section 13(d) group with such holder and its affiliates would beneficially own more than 9.9% of the number of shares of Common Stock outstanding immediately after exercise (the “9.9% Limitation”)).

(2)

To calculate the number of shares of Common Stock and beneficial ownership percentage reflected in this column, as to each Selling Stockholder only, it is assumed that the Selling Stockholder disposes of all of its shares of Common Stock covered by this prospectus and does not acquire beneficial ownership of any additional shares of the Common Stock.

(3)

The securities held by Selling Stockholders offering shares of Common Stock reported herein include: (i) 190,915 shares of Common Stock held by AB High Income Fund, Inc.; (ii) 53,842 shares of Common Stock held by AB Bond Fund, Inc.—AB Income Fund; (iii) 81,907 shares of Common Stock and 904,932 shares of Common Stock underlying Warrants held by AllianceBernstein (Luxembourg) S.a.r.l., in its capacity as management company, for and on behalf of AB FCP I—American Income Portfolio, (iv) 51,326 shares of Common Stock held by AllianceBernstein Global High Income Fund, Inc.; (v) 80,585 shares of Common Stock and 890,318 shares of Common Stock underlying Warrants held by AllianceBernstein (Luxembourg) S.a.r.l., in its capacity as management company, for and on behalf of AB FCP I—Global High Yield Portfolio; (vi) 255 shares of Common Stock and 2,813 shares of Common Stock underlying Warrants held by AB SICAV I—Global Income Portfolio; (vii) 991 shares of Common Stock and 10,942 shares of Common Stock underlying Warrants held by AB SICAV I—US High Yield Portfolio; (viii) 190 shares of Common Stock and 2,096 shares of Common Stock underlying Warrants held by G.A.S. (Cayman) Limited in its capacity as trustee of Amadeus Fund—AB Income Strategy Fund; (ix) 127,516 shares of Common Stock held by State of New Mexico State Investment Council; (x) 12,905 shares of Common Stock and 142,579 shares of Common Stock underlying Warrants held by AB SICAV I—Short Duration High Yield Portfolio; (xi) 23,126 shares of Common Stock held by AB Active ETFs, Inc.—AB Short Duration High Yield ETF; and (xii) 19,556 shares of Common Stock held by AB Collective Investment Trust Series—AB US High Yield Collective Trust. In aggregate, the shares of Common Stock beneficially owned by certain funds and accounts managed by AllianceBernstein L.P. (the “AB Holders”) prior to the offering include (i) 648,504 shares of Common Stock and (ii) subject to the 9.9% Limitation, 1,993,871 shares of Common Stock may be acquired upon exercise of Warrants.

The applicable Warrants held by each of the AB Holders are subject to the 9.9% Limitation. As a result of the 9.9% Limitation, only 1,045,681 shares of Common Stock that such AB Holders may acquire upon exercise of such Warrants held by the AB Holders are reflected under Shares of Common Stock Beneficially Owned Prior to the Offering in the table above, and only 1,197,243 shares of Common Stock that such AB Holders may acquire upon exercise of such Warrants held by the AB Holders are reflected under Shares of Common Stock Beneficially Owned After Completion of the Offering.

AllianceBernstein L.P. acts as investment adviser to and on behalf of each of the Selling Stockholders. John Tota, in his position as VP Corporate Actions of AllianceBernstein L.P., may be deemed to have voting and investment power with respect to the shares of Common Stock beneficially owned by the Selling Stockholders. AllianceBernstein Corporation is the general partner of AllianceBernstein L.P. Voting and dispositive power over the shares are exercised by the investment adviser pursuant to an investment management agreement. The address of each of the Selling Stockholders is 501 Commerce Street, Nashville, Tennessee 37203.

(4)

The securities reported herein include: (i) 17,661 shares of Common Stock and 3,486 shares of Common Stock underlying Warrants held by Arena VII, LLC; (ii) 68,295 shares of Common Stock and 13,484 shares of Common Stock underlying Warrants held by Arena Opportunities Fund, L.P.—Series 2; (iii) 28,769 shares of Common Stock and 5,680 shares of Common Stock underlying Warrants held by Arena Strategic Income Fund; (iv) 3,572 shares of Common Stock and 47,953 shares of Common Stock underlying Warrants held by BUMA-Universal-Fonds CTA; (v) 8,618 shares of Common Stock and 115,699 shares of Common Stock underlying Warrants held by BI-FONDS G35 Z-FN; (vi) 54,537 shares of Common Stock and 10,767 shares of Common Stock underlying Warrants held by Hospitals Insurance Company Inc.; (vii) 11,669 shares of Common Stock and 156,684 shares of Common Stock underlying Warrants held by Fortis-Arena-UI-Fonds; (viii) 31,671 shares of Common Stock and 6,253 shares of Common Stock underlying Warrants held by TDC National Assurance Company; (ix) 86,709 shares of Common Stock and 17,119 shares of Common Stock underlying Warrants held by The Doctors Company, an InterInsurance Exchange; (x) 2,678 shares of Common Stock and 35,964 shares of Common Stock underlying Warrants held by T&D Funds—Arena Short Duration High Yield Fund;

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

(xi) 67,196 shares of Common Stock and 902,243 shares of Common Stock underlying Warrants held by Arena Short Duration High Yield Fund, L.P.—Series A; (xii) 3,721 shares of Common Stock and 49,960 shares of Common Stock underlying Warrants held by Arena Short Duration High Yield Fund, L.P.—Series B; (xiii) 244,467 shares of Common Stock and 48,266 shares of Common Stock underlying Warrants held by Arena Short Duration High Yield Fund, L.P.—Series C; (xiv) 148,100 shares of Common Stock and 29,240 shares of Common Stock underlying Warrants held by Arena Short Duration High Yield Fund, L.P.—Series D; (xv) 311,336 shares of Common Stock and 61,468 shares of Common Stock underlying Warrants held by Arena Short Duration High Yield Fund, L.P.—Series E; (xvi) 47,181 shares of Common Stock and 9,315 shares of Common Stock underlying Warrants held by Arena Short Duration High Yield Fund, L.P.—Series F; (xvii) 106,371 shares of Common Stock and 21,002 shares of Common Stock underlying Warrants held by Arena Short Duration High Yield Fund, L.P.—Series G; (xviii) 135,792 shares of Common Stock and 26,810 shares of Common Stock underlying Warrants held by Arena Short Duration High Yield Fund, L.P.—Series H. In aggregate, the shares of Common Stock beneficially owned by certain funds and accounts managed by Arena Capital Advisors, LLC (the “Arena Holders”) prior to the offering include (i) 1,378,343 shares of Common Stock and (ii) subject to the 9.9% Limitation, 1,561,393 shares of Common Stock that may be acquired upon exercise of Warrants.

The applicable Warrants held by each of the Arena Holders are subject to the 9.9% Limitation. As a result of the 9.9% Limitation, only 235,649 shares of Common Stock that the Arena Holders may acquire upon exercise of such Warrants held by the Arena Holders are reflected under Shares of Common Stock Beneficially Owned Prior to the Offering in the table above, and only 305,931 shares of Common Stock that such Arena Holders may acquire upon exercise of such Warrants held by the Arena Holders are reflected under Shares of Common Stock Beneficially Owned After Completion of the Offering in the table above.

These entities are managed by Arena Capital Advisors, LLC (“Arena”), as their general partner and their investment manager, who has voting power with respect to the shares of Common Stock owned by these entities. The control persons of Arena are Daniel Elperin and Sanije Perrett. Therefore, by virtue of the relationships described herein, Arena, Daniel Elperin and Sanije Perrett may be deemed to share beneficial ownership of the shares held by these entities. The address of the foregoing persons is 12121 Wilshire Boulevard, Suite 1010, Los Angeles, CA 90025.

(5)

These entities are managed by direct or indirect subsidiaries of FMR LLC. The shares of Common Stock listed are beneficially owned, or may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, MA 02210. In aggregate, the shares of Common Stock beneficially owned by certain funds and accounts managed by FMR LLC, certain of its subsidiaries and affiliates, and other companies, prior to the offering include (i) 943,582 shares of Common Stock and (ii) 268,515 shares of Common Stock that may be acquired upon exercise of the Warrants.

(6)

The reported amount includes 110,178 shares of Common Stock and 1,217,259 shares of Common Stock that can be acquired within 60 days upon exercise of the Warrants, each directly held by Rokos Global Macro Master Fund LP, a fund advised by Rokos Capital Management (US) LP (“RCM”) as its investment adviser. Chris Rokos is the ultimate beneficial owner of RCM. The address of RCM is 600 Lexington Avenue, 34th Floor, New York, NY 10022.

(7)

These entities are managed by Canyon Capital Advisors LLC (“CCA”) as their investment advisor. CCA’s sole managing member is CP New Co LLC (“CP New Co”), which is controlled by Joshua S. Friedman and Mitchell R. Julis. CCA has the voting and investment control with respect to the shares of Common Stock owned by these entities. Therefore, by virtue of the relationships described herein, the entities and individuals named herein may be deemed to share beneficial ownership of the shares held by these entities. The business address of the foregoing persons is c/o Canyon Capital Advisors LLC, 2728 N. Hardwood St., 2nd Floor, Dallas, TX 75201. In aggregate, the shares of Common Stock beneficially owned by certain funds managed by Canyon Capital Advisors LLC prior to the offering include (i) 292,122 shares of Common Stock and (ii) 561,438 shares of Common Stock that may be acquired upon exercise of the Warrants.

(8)

This entity is managed by Citadel Advisors LLC (“CA”) as its investment adviser. Citadel Advisors Holdings LP (“CAH”) is the sole member of CA. Citadel GP LLC (“CGP”) is the general partner of CAH. Kenneth Griffin owns a controlling interest in CGP. Therefore, by virtue of the relationships described herein, CA, CAH, CGP and Mr. Griffin, as the owner of the controlling interest in CGP, may be deemed to have shared power to vote and/or shared power to

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

dispose of the securities held by this entity. This disclosure is not and shall not be construed as an admission that Mr. Griffin or any of the entities listed above is the beneficial owner of any of the securities of the Selling Stockholder managed by CA other than the securities actually owned by such person (if any). The address of the foregoing persons is c/o Citadel Enterprise Americas LLC, Southeast Financial Center, 200 S. Biscayne Blvd., Suite 3300, Miami, FL 33131. In aggregate, the shares of Common Stock beneficially owned by Citadel Multi-Asset Master Fund Ltd. (the “Citadel Holder”) prior to the offering include (i) 1,279,223 shares of Common Stock and (ii) subject to the 9.9% Limitation, 5,452,330 shares of Common Stock that may be acquired upon exercise of Warrants.

The applicable Warrants are subject to the 9.9% Limitation. As a result of the 9.9% Limitation, only 345,595 shares of Common Stock that the Citadel Holder may acquire upon exercise of such Warrants held by the Citadel Holder are reflected under Shares of Common Stock Beneficially Owned Prior to the Offering in the table above, and only 437,329 shares of Common Stock that such Citadel Holder may acquire upon exercise of such Warrants held by the Citadel Holder are reflected under Shares of Common Stock Beneficially Owned After Completion of the Offering in the table above. In addition, Citadel Securities LLC, which is an affiliate of CA, holds 59 shares of Common Stock. These shares of Common Stock are taken into account for purposes of determining whether the 9.9% Limitation is met.

(9)

The securities reported herein include: (i) 396,485 shares of Common Stock and 47,771 shares of Common Stock underlying Warrants held by Ares Global Multi-Asset Credit Master Fund, L.P.; (ii) 4,368 shares of Common Stock and 54,595 shares of Common Stock underlying Warrants held by Ares Multi-Asset Credit Strategies Fund LP; (iii) 59,479 shares of Common Stock and 7,166 shares of Common Stock underlying Warrants held by Ares Multi-Credit Fund (IL), LP; (iv) 16,053 shares of Common Stock and 1,935 shares of Common Stock underlying Warrants held by GE Healthcare Pension Master Trust; (v) 27,352 shares of Common Stock and 3,295 shares of Common Stock underlying Warrants held by Seattle City Employees’ Retirement System; (vi) 144,391 shares of Common Stock and 17,397 shares of Common Stock underlying Warrants held by Credit Unit Trust; (vii) 237,912 shares of Common Stock and 28,665 shares of Common Stock underlying Warrants held by Federal Insurance Company; (viii) 19,073 shares of Common Stock and 238,406 shares of Common Stock underlying Warrants held by Future Fund Board of Guardians acting in connection with the Future Fund; (ix) 6,638 shares of Common Stock and 82,976 shares of Common Stock underlying Warrants held by Future Fund Board of Guardians acting in connection with the Medical Research Future Fund; (x) 32,972 shares of Common Stock and 3,972 shares of Common Stock underlying Warrants held by Goldman Sachs Trust II—Goldman Sachs Multi-Manager Non-Core Fixed Income Fund; (xi) 3,635 shares of Common Stock and 45,437 shares of Common Stock underlying Warrants held by SEI Global Master Fund plc The SEI High Yield Fixed Income Fund; (xii) 100,269 shares of Common Stock and 12,081 shares of Common Stock underlying Warrants held by SEI Institutional Investment Trust-High Yield Bond Fund; (xiii) 66,531 shares of Common Stock and 8,016 shares of Common Stock underlying Warrants held by SEI Institutional Managed Trust-High Yield Bond Fund; (xiv) 2,012 shares of Common Stock and 25,152 shares of Common Stock underlying Warrants held by SEI Investments Canada Company—U.S. High Yield Bond Fund; (xv) 165,897 shares of Common Stock and 19,989 shares of Common Stock underlying Warrants held by Touchstone Ares Credit Opportunities Fund; and (xvi) 13,442 shares of Common Stock and 1,619 shares of Common Stock underlying Warrants held by Lucent Technologies Inc. Defined Contribution Plan Master Trust. In aggregate, the shares of Common Stock beneficially owned by funds, investment vehicles or accounts managed or advised, directly or indirectly, by Ares Management LLC (the “Ares Holders”) prior to the offering include (i) 1,378,343 shares of Common Stock and (ii) subject to the 9.9% Limitation, 608,332 shares of Common Stock that may be acquired upon exercise of Warrants.

The applicable Warrants held by each of the Ares Holders are subject to the 9.9% Limitation. As a result of the 9.9% Limitation, only 235,649 shares of Common Stock that the Ares Holders may acquire upon exercise of such Warrants held by the Ares Holders are reflected under Shares of Common Stock Beneficially Owned Prior to the Offering in the table above, and only 353,974 shares of Common Stock that such Ares Holders may acquire upon exercise of such Warrants held by the Ares Holders are reflected under Shares of Common Stock Beneficially Owned After Completion of the Offering in the table above.

Ares Partners Holdco LLC (“Ares Partners”) is the sole member of each of Ares Voting LLC and Ares Management GP LLC, which are respectively the holders of the Class B and Class C common stock of Ares Management Corporation (“Ares Management”), which common stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met.

Ares Management is the sole member of Ares Holdco LLC, which is the general partner of Ares Management Holdings L.P., which is the sole member of Ares Management LLC, which is: (a) the sole member of Ares Capital Management III LLC, which is (1) the manager of each of Ares Global Multi-Asset Credit Master Fund, L.P., Ares Multi-Asset Credit Strategies Fund LP, Ares Multi-Credit Fund (IL), LP, and GE Healthcare Pension Master Trust, and (2) the investment

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

manager of Seattle City Employees’ Retirement System; (b) the sole member of Ares High Yield Strategies Fund IV GP, LLC, which is the general partner of Ares High Yield Strategies Fund IV Management, L.P., which is the manager of Credit Unit Trust; (c) the sole member of Ares Private Account Management I GP, LLC, which is the general partner of Ares Private Account Management I, L.P., which is the manager of Federal Insurance Company; (d) the sole member of Ares Enhanced Loan Investment Strategy Advisor IV GP, LLC, which is the general partner of Ares Enhanced Loan Investment Strategy IV, L.P., which is the manager of each of Future Fund Board of Guardians acting in connection with the Future Fund and Future Fund Board of Guardians acting in connection with the Medical Research Future Fund; (e) the sole member of Ares Capital Management II LLC, which is (1) the manager of Goldman Sachs Trust II—Goldman Sachs Multi-Manager Non-Core Fixed Income Fund, (2) the portfolio manager of SEI Global Master Fund plc The SEI High Yield Fixed Income Fund, and (3) the sub-adviser of each of SEI Institutional Investment Trust-High Yield Bond Fund, SEI Institutional Managed Trust-High Yield Bond Fund, SEI Investments Canada Company—U.S. High Yield Bond Fund, and Touchstone Ares Credit Opportunities Fund; and (f) the manager of Lucent Technologies Inc. Defined Contribution Plan Master Trust.

Each of the foregoing entities may be deemed to share beneficial ownership of the securities held by the Ares Holders, but each disclaims any such beneficial ownership of securities not held of record by them.

Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Ares Board Members”). Mr. Ressler generally has veto authority over the Ares Board Members’ decisions. Each of these individuals disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by Ares Partners.

The address for each of the entities and individuals named in this footnote is 1800 Avenue of the Stars, Suite 1400, Los Angeles, CA 90067.

Each of Ares Global Multi-Asset Credit Master Fund, L.P., Ares Multi-Asset Credit Strategies Fund LP, Ares Multi-Credit Fund (IL), LP, Goldman Sachs Trust II—Goldman Sachs Multi-Manager Non-Core Fixed Income Fund, SEI Global Master Fund plc The SEI High Yield Fixed Income Fund, SEI Institutional Investment Trust-High Yield Bond Fund, SEI Institutional Managed Trust-High Yield Bond Fund, SEI Investments Canada Company—U.S. High Yield Bond Fund, and Touchstone Ares Credit Opportunities Fund has advised us that it is an affiliate of a registered broker-dealer, and has also represented to us that it acquired the securities in the ordinary course of business and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such securities.

(10)

Pacific Investment Management Company LLC (“PIMCO”), as the investment manager, adviser or sub-adviser of the funds and accounts who are the beneficial holders of the referenced shares of Common Stock or Common Stock underlying Warrants to be registered, may be deemed to have or to share voting and dispositive power over the referenced shares of Common Stock or Common Stock underlying Warrants. The address of such funds and accounts is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660. In aggregate, the shares of Common Stock beneficially owned by investors for which PIMCO serves as investment manager, adviser or sub-adviser (the “PIMCO Holders”) prior to the offering include (i) 1,393,436 shares of Common Stock and (ii) subject to the 9.9% Limitation, 2,529,407 shares of Common Stock may be acquired up exercise of Warrants.

The applicable Warrants held by the PIMCO Holders are subject to the 9.9% Limitation. As a result of the 9.9% Limitation, only 218,898 shares of Common Stock that the PIMCO Holders may acquire upon exercise of such Warrants held by the PIMCO Holders are reflected under Shares of Common Stock Beneficially Owned Prior to the Offering in the table above, and only 315,235 shares of Common Stock that such PIMCO Holders may acquire upon exercise of such Warrants held by the PIMCO Holders are reflected under Shares of Common Stock Beneficially Owned After Completion of the Offering in the table above.

(11)

The securities reported herein include: (i) 292,061 shares of Common Stock and 206,310 shares of Common Stock underlying Warrants held by Western Asset Core Plus Bond Fund; (ii) 88,882 shares of Common Stock and 42,162 shares of Common Stock underlying Warrants held by Western Asset Opportunistic US$ High Yield Securities Portfolio, L.L.C.; (iii) 36,084 shares of Common Stock and 25,490 shares of Common Stock underlying Warrants held by Western Asset High Yield Fund; (iv) 22,504 shares of Common Stock underlying Warrants held by Franklin Templeton Global Funds plc—FTGF Western Asset US High Yield Fund; (v) 59,875 shares of Common Stock and 42,296 shares of Common Stock underlying Warrants held by Western Asset High Income Opportunity Fund Inc.; (vi) 142 shares of Common Stock and 100 shares of Common Stock underlying Warrants held by Western Asset US Core Plus, L.L.C.; (vii) 11,889 shares of Common Stock underlying Warrants held by Franklin Templeton Global Funds plc—FTGF Western Asset Global High Yield Fund; (viii) 39,783 shares of Common Stock and 28,104 shares of Common Stock

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

underlying Warrants held by Western Asset Global High Income Fund Inc.; (ix) 73,114 shares of Common Stock and 51,648 shares of Common Stock underlying Warrants held by Western Asset High Income Fund II Inc.; (x) 20,853 shares of Common Stock and 14,732 shares of Common Stock underlying Warrants held by Western Asset Variable Global High Yield Bond Portfolio; (xi) 13,389 shares of Common Stock and 9,458 shares of Common Stock underlying Warrants held by Western Asset Short-Term Bond Fund; (xii) 10,303 shares of Common Stock and 7,278 shares of Common Stock underlying Warrants held by Western Asset Ultra-Short Income Fund; (xiii) 80,730 shares of Common Stock and 57,028 shares of Common Stock underlying Warrants held by Western Asset Short Duration High Income Fund; (xiv) 1,493 shares of Common Stock and 1,055 shares of Common Stock underlying Warrants held by Western Asset Core Plus VIT Portfolio; (xv) 104,620 shares of Common Stock and 73,904 shares of Common Stock underlying Warrants held by Western Asset Income Fund; (xvi) 9,705 shares of Common Stock and 6,856 shares of Common Stock underlying Warrants held by Western Asset Total Return Unconstrained Fund; (xvii) 122,140 shares of Common Stock and 86,279 shares of Common Stock underlying Warrants held by Western Asset SMASh Series Core Plus Completion Fund; (xviii) 9,954 shares of Common Stock and 7,032 shares of Common Stock underlying Warrants held by Western Asset Global Corporate Opportunity Fund Inc; (xix) 15,968 shares of Common Stock underlying Warrants held by WA High Income Corporate Bond (Multi-Currency) Fund; (xx) 23,562 shares of Common Stock and 51,432 shares of Common Stock underlying Warrants held by Western Asset High Yield Defined Opportunity Fund Inc.; (xxi) 20,456 shares of Common Stock and 14,451 shares of Common Stock underlying Warrants held by Western Asset Multi-Asset Credit Portfolio Master Fund, Ltd.; (xxii) 31,849 shares of Common Stock underlying Warrants held by Western Asset Short-Dated High Yield Master Fund, Ltd.; (xxiii) 7,316 shares of Common Stock and 5,168 shares of Common Stock underlying Warrants held by Hand Composite Employee Benefit Trust—Western Asset Core Plus Bond CIF; (xxiv) 8,663 shares of Common Stock underlying Warrants held by Western Asset Dynamic Credit Opportunities Fund, Ltd.; (xxv) 87,393 shares of Common Stock underlying Warrants held by Franklin Templeton Global Funds plc—FTGF Western Asset Multi-Asset Credit Fund; (xxvi) 2,040 shares of Common Stock and 1,440 shares of Common Stock underlying Warrants held by Western Asset Total Return ETF; (xxvii) 25,168 shares of Common Stock and 17,778 shares of Common Stock underlying Warrants held by Western Asset Core Plus Bond CIT; (xxviii) 99,351 shares of Common Stock underlying Warrants held by The Public Institution for Social Security; (xxix) 9,675 shares of Common Stock and 6,835 shares of Common Stock underlying Warrants held by Farm Bureau Life Insurance Company; (xxx) 8,801 shares of Common Stock and 6,218 shares of Common Stock underlying Warrants held by Farm Bureau Property & Casualty Insurance Company; (xxxi) 2,548 shares of Common Stock underlying Warrants held by Franklin Templeton Global Funds plc—Western Asset UCITS SMASh Series Core Plus Completion Fund; (xxxii) 169,224 shares of Common Stock and 119,540 shares of Common Stock underlying Warrants held by Western Asset Diversified Income Fund; (xxxiii) 5,973 shares of Common Stock and 4,218 shares of Common Stock underlying Warrants held by State Street Multi-Asset Credit Multi-Manager Non-Lending QIB Common Trust Fund (“ZVXK”); (xxxiv) 8,708 shares of Common Stock and 6,153 shares of Common Stock underlying Warrants held by Morningstar Global Income Fund a series of Morningstar Funds Trust; (xxxv) 29,727 shares of Common Stock underlying Warrants held by Franklin Templeton Global Funds plc—FTGF Western Asset Global Multi Strategy Fund; (xxxvi) 4,138 shares of Common Stock underlying Warrants held by LM US Bond Core Plus Mother Fund; (xxxvii) 23,440 shares of Common Stock underlying Warrants held by Franklin Templeton Global Funds plc—FTGF Western Asset US Core Plus Bond Fund; (xxxviii) 5,562 shares of Common Stock underlying Warrants held by WA Global High Yield Bond (Multi-Currency) Fund; (xxxix) 8,239 shares of Common Stock and 5,820 shares of Common Stock underlying Warrants held by Anthem Health Plans, Inc.; (xl) 29,800 shares of Common Stock and 21,052 shares of Common Stock underlying Warrants held by Wellpoint Tennessee Inc; (xli) 51,179 shares of Common Stock underlying Warrants held by The Trustee for IOOF Income Trust; (xlii) 19,113 shares of Common Stock and 13,503 shares of Common Stock underlying Warrants held by Wellpoint Insurance Company; (xliii) 11,199 shares of Common Stock and 7,911 shares of Common Stock underlying Warrants held by Interinsurance Exchange of the Automobile Club; (xliv) 10,701 shares of Common Stock and 7,559 shares of Common Stock underlying Warrants held by Club Pension Plan Trust; (xlv) 14,432 shares of Common Stock and 10,196 shares of Common Stock underlying Warrants held by Community Insurance Company; and (xlvi) 2,032 shares of Common Stock underlying Warrants held by LM Western Global Bond Mother Fund. In aggregate, the shares of Common Stock beneficially owned by certain funds and accounts managed by Western Asset Management Company, LLC (the “WAMCO Holders”) prior to the offering include (i) 1,535,772 shares of Common Stock and (ii) subject to the 9.9% Limitation, 1,355,249 shares of Common Stock may be acquired upon exercise of Warrants.

The applicable Warrants held by each of the WAMCO Holders are subject to the 9.9% Limitation. As a result of the 9.9% Limitation, only 60,922 shares of Common Stock that the WAMCO Holders may acquire upon exercise of such Warrants held by such WAMCO Holders are reflected under Shares of Common Stock Beneficially Owned Prior to the Offering in the table above, and only 218,665 shares of Common Stock that such WAMCO Holders may acquire upon

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

exercise of such Warrants held by the WAMCO Holders are reflected under Shares of Common Stock Beneficially Owned After Completion of the Offering in the table above.

Western Asset Management Company, LLC is the investment manager of the WAMCO Holders and may be deemed to have voting and investment power with respect to the shares of Common Stock owned by the WAMCO Holders. The address for the foregoing persons is c/o 385 E. Colorado Blvd. Pasadena, CA 91101.

(12)

These securities are beneficially owned by (1) Cyrus Polaris LLC, a Delaware limited liability company (“Cyrus Polaris”), as a result of its direct ownership of these securities, (2) Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus Capital Partners”), as the investment manager of Cyrus Polaris, (3) Cyrus Capital Partners GP, L.L.C., a Delaware limited liability company (“Cyrus Capital GP”), as the general partner of Cyrus Capital Partners and (4) Mr. Stephen C. Freidheim, as the Chief Investment Officer of Cyrus Capital Partners and the sole member and manager of Cyrus Capital GP. Cyrus Polaris, Cyrus Capital Partners, Cyrus Capital GP and Mr. Freidheim disclaim beneficial ownership of such securities except to the extent of their pecuniary interests therein, if any. The address of each of the foregoing is 65 East 55th Street, 35th Floor, New York, New York, 10022. The Selling Stockholder owns (i) 1,317,884 shares of Common Stock and (ii) 595,116 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder. Each of the Warrants are subject to terms that limit their exercise, if, after such exercise, the holder, its affiliates and certain other persons whose ownership would be combined with the holder or its affiliates would, in the aggregate, beneficially own more than 9.9% of the Common Stock outstanding immediately after exercise. As a result of the limitation in the previous sentence, only 94,043 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder are reflected under Shares of Common Stock Beneficially Owned Prior to the Offering in the table above, and only 130,336 shares of Common Stock that such Selling Stockholder may acquire upon exercise of such Warrants held by the Selling Stockholder are reflected under Shares of Common Stock Beneficially Owned After Completion of the Offering in the table above.

(13)

These securities are beneficially owned by (1) Encinal Holdings E Fund, L.P. (“Encinal Holdings”), as a result of its direct ownership of these securities, (2) Cyrus Capital Partners, as the investment manager of Encinal Holdings, (3) Cyrus Capital Advisors, L.L.C., a Delaware limited liability company (“Cyrus Advisors”), as the general partner of Encinal Holdings, (4) Cyrus Capital GP, as the general partner of Cyrus Capital Partners and the managing member of Cyrus Advisors, and (5) Mr. Stephen C. Freidheim, as the Chief Investment Officer of Cyrus Capital Partners and the sole member and manager of Cyrus Capital GP. Encinal Holdings, Cyrus Capital Partners, Cyrus Advisors, Cyrus Capital GP and Mr. Freidheim disclaim beneficial ownership of such securities except to the extent of their pecuniary interests therein, if any. The address of each of the foregoing is 65 East 55th Street, 35th Floor, New York, New York, 10022. Includes (i) 174,279 shares of Common Stock held by such Selling Stockholder and (ii) 60,307 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder. The Warrants are subject to terms that limit their exercise, if, after such exercise, the holder, its affiliates and certain other persons whose ownership would be combined with the holder or its affiliates would, in the aggregate, beneficially own more than 9.9% of the Common Stock outstanding immediately after exercise. As a result of the limitation in the previous sentence, only 15,280 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder are reflected under Shares of Common Stock Beneficially Owned Prior to the Offering in the table above, and only 21,176 shares of Common Stock that such Selling Stockholder may acquire upon exercise of such Warrants held by the Selling Stockholder are reflected under Shares of Common Stock Beneficially Owned After Completion of the Offering in the table above.

(14)

D. E. Shaw & Co., L.P. (“DESCO LP”), as the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held by D. E. Shaw Valence Portfolios, L.L.C. D. E. Shaw & Co., L.L.C. (“DESCO LLC”), as the manager of D. E. Shaw Valence Portfolios, L.L.C., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such Common Stock. Edwin Jager, Maximilian Stone, Adam Deaton and Anoop Prasad, or their designees, exercise voting and investment control over such Common Stock on DESCO LP’s and DESCO LLC’s behalf. Includes (i) 125,282 shares of Common Stock held by such Selling Stockholder and (ii) no shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.

D. E. Shaw & Co., Inc. (“DESCO Inc.”), as general partner of DESCO LP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such Common Stock. D. E. Shaw & Co. II, Inc. (“DESCO II Inc.”), as managing member of DESCO LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such Common Stock. None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II Inc. owns any shares of the Company directly, and each such entity disclaims beneficial ownership of such Common Stock.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Dr. David E. Shaw does not own any shares of the Company directly. By virtue of Dr. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, and by virtue of Dr. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, Dr. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such Common Stock and, therefore, Dr. Shaw may be deemed to be the beneficial owner of such Common Stock. Dr. Shaw disclaims beneficial ownership of such Common Stock.

The business address of D. E. Shaw Valence Portfolios, L.L.C. is c/o D. E. Shaw & Co., L.P., Two Manhattan West, 375 Ninth Avenue, 52nd Floor, New York, NY 10001.

(15)

III Capital Management, the investment manager of three distinct accounts which have voting and investment power over these securities. Scott Wyler is the Chief Executive Officer of III Capital Management and its address is 777 Yamato Road, Suite 300, Boca Raton, FL 33431. Each of III Capital Management and Scott Wyler disclaims beneficial ownership of these securities. Includes (i) 97,673 shares of Common Stock held by such Selling Stockholder and (ii) 2,788 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.

(16)

Kore Advisors LP is the investment manager of Kore Fund LTD. As a result, each of Kore Advisors LP and J. Gary Kosinski, as Chief Investment Officer of Kore Advisors LP, may be deemed to have voting and dispositive power over the shares of Common Stock beneficially owned by Kore Fund LTD. The business address for Kore Fund LTD is 1501 Corporate Drive, Suite 120, Boynton Beach, Florida 33426. Includes (i) 728,365 shares of Common Stock held by such Selling Stockholder and (ii) no shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.

(17)

K2 Genpar 2017 Inc., the General Partner of The K2 Principal Fund L.P. (the “K2 Partnership”), has appointed K2 & Associates Investment Management Inc. as the manager of the K2 Partnership. These corporations are controlled by Shawn Kimel, who is the chairman and Chief Investment Officer of K2 & Associates Investment Management Inc. and may be deemed to have voting and dispositive power of the securities held by the K2 Partnership. The business address of the K2 Partnership is 2 Bloor St West – Suite 801, Toronto Ontario, M4W 3E2, Canada. Includes (i) 28,776 shares of Common Stock held by such Selling Stockholder and (ii) 327,865 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.

(18)

Shaolin Capital Management LLC (“Shaolin Capital Management”) serves as investment advisor for MAP214. David Puritz and Michael Jester are the general partners of Shaolin Capital Management and serve as the sub investment advisor to MAP214. They have voting and investment control over the shares held by MAP214. Mr. Puritz and Mr. Jester disclaim beneficial ownership of the shares held by MAP214, except to the extent of their pecuniary interest therein. The principal business address of each of MAP214 and Shaolin Capital Management is 230 NW 24 Street, Suite 603, Miami, Florida 33127. Includes (i) 26,658 shares of Common Stock held by such Selling Stockholder and (ii) 294,515 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.

(19)

Shaolin Capital Management serves as investment advisor for MAP204. David Puritz and Michael Jester are the general partners of Shaolin Capital Management and serve as the sub investment advisor to MAP204. They have voting and investment control over the shares held by MAP204. Mr. Puritz and Mr. Jester disclaim beneficial ownership of the shares held by MAP204, except to the extent of their pecuniary interest therein. The principal business address of each of MAP204 and Shaolin Capital Management is 230 NW 24 Street, Suite 603, Miami, Florida 33127. Includes (i) 9,995 shares of Common Stock held by such Selling Stockholder and (ii) 110,429 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.

(20)

Shaolin Capital Management is the investment advisor for Shaolin Capital Partners SP (“Shaolin Partners”). David Puritz and Michael Jester are the general partners of Shaolin Capital Management and serve as the sub investment advisor to Shaolin Partners. They have voting and investment control over the shares held by Shaolin Partners. Mr. Puritz and Mr. Jester disclaim beneficial ownership of the shares held by Shaolin Partners, except to the extent of their pecuniary interest therein. The principal business address of each of Shaolin Partnersand Shaolin Capital Management is 230 NW 24 Street, Suite 603, Miami, Florida 33127. Includes (i) 32,221 shares of Common Stock held by such Selling Stockholder and (ii) 355,980 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.

(21)

Lighthouse Investment Partners (“Lighthouse”) is the investment manager for Eagle Harbor Multi-Strategy Master Fund Limited (“Eagle Harbor”). David Puritz and Michael Jester are the general partners of Shaolin Capital Management and serve as the sub investment advisor to Eagle Harbor. They have voting and investment control over the shares held by Eagle Harbor. Mr. Puritz and Mr. Jester disclaim beneficial ownership of the shares held by Eagle Harbor, except to the extent of their pecuniary interest therein. The principal business address of each of Eagle Harbor and Shaolin Capital

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Management is 230 NW 24 Street, Suite 603, Miami, Florida 33127. Includes (i) 16,078 shares of Common Stock held by such Selling Stockholder and (ii) 177,632 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.
(22)

Shaolin Capital Management is the investment advisor for Shaolin Capital Partners Master Fund, Ltd (“Shaolin Capital”). David Puritz and Michael Jester are the general partners of Shaolin Capital Management and as the sub investment advisor to Shaolin Capital. They have voting and investment control over the shares held by Shaolin Capital. Mr. Puritz and Mr. Jester disclaim beneficial ownership of the shares held by Shaolin Capital, except to the extent of their pecuniary interest therein. The principal business address of each of Shaolin Capital and Shaolin Capital Management is 230 NW 24 Street, Suite 603, Miami, Florida 33127. Includes (i) 70,350 shares of Common Stock held by such Selling Stockholder and (ii) 777,237 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.

(23)

Susquehanna Advisors Group, Inc. (“SAGI”), the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Michael Ferry may also be deemed to have investment discretion or voting power of the shares through SAGI and may be deemed to beneficially own the shares held by this entity. Mr. Ferry disclaims any such beneficial ownership of the shares. The selling stockholder’s principal address is c/o Susquehanna Advisors Group, Inc., 401 City Avenue, Suite 220, Bala Cynwyd, PA 19004. Includes (i) 72,208 shares of Common Stock held by such Selling Stockholder and (ii) 435,572 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.

(24)

UBS Asset Management (Americas) LLC (“UBS Asset Management”) is the investment manager of Nineteen77 Global Multi-Strategy Alpha Master Limited (“Nineteen77”) and accordingly has voting control and investment discretion over the securities described herein held by Nineteen77. Blake Hiltabrand (“Mr. Hiltabrand”), the Global Head of the O’Connor business unit of UBS Asset Management, also has voting control and investment discretion over the securities described herein held by Nineteen77. As a result, each of UBS Asset Management and Mr. Hiltabrand may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities described herein held by Nineteen77. The address of this shareholder is c/o UBS Asset Management Americas LLC, One North Wacker Drive, 31st Floor Chicago, IL 60606. Includes (i) 77,741 shares of Common Stock held by such Selling Stockholder and (ii) 858,892 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.

(25)

UBS Asset Management is the investment manager of IMAP Cayman SPC – UOC SP (“IMAPGMA”) and accordingly has voting control and investment discretion over the securities described herein held by IMAPGMA. Mr. Hiltabrand, the Global Head of the O’Connor business unit of UBS Asset Management, also has voting control and investment discretion over the securities described herein held by IMAPGMA. As a result, each of UBS Asset Management and Mr. Hiltabrand may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities described herein held by IMAPGMA. The address of this shareholder is c/o UBS Asset Management Americas LLC, One North Wacker Drive, 31st Floor Chicago, IL 60606. Includes (i) 246 shares of Common Stock held by such Selling Stockholder and (ii) 2,721 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.

(26)

UBS Asset Management is the investment manager of Nineteen77 Global Merger Arbitrage Opportunity Fund (“NGMA”) and accordingly has voting control and investment discretion over the securities described herein held by NGMA. Mr. Hiltabrand, the Global Head of the O’Connor business unit of UBS Asset Management, also has voting control and investment discretion over the securities described herein held by NGMA. As a result, each of UBS Asset Management and Mr. Hiltabrand may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities described herein held by NGMA. The address of this shareholder is c/o UBS Asset Management Americas LLC, One North Wacker Drive, 31st Floor Chicago, IL 60606. Includes (i) 1,243 shares of Common Stock held by such Selling Stockholder and (ii) 13,728 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.

(27)

UBS Asset Management is the investment manager of Nineteen77 Global Merger Arbitrage Master Limited (“OGMA”) and accordingly has voting control and investment discretion over the securities described herein held by OGMA. Mr. Hiltabrand, the Global Head of the O’Connor business unit of UBS Asset Management, also has voting control and investment discretion over the securities described herein held by OGMA. As a result, each of UBS Asset Management and Mr. Hiltabrand may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities described herein held by OGMA. The address of this shareholder is c/o UBS Asset Management Americas LLC, One North Wacker Drive, 31st Floor Chicago, IL 60606. Includes (i) 11,136 shares of Common Stock held by such Selling Stockholder and (ii) 123,028 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

(28)

UBS Asset Management is the investment manager of Nineteen77 Global Merger Arbitrage Japan Limited (“OGMA Japan”) and accordingly has voting control and investment discretion over the securities described herein held by OGMA Japan. Mr. Hiltabrand, the Global Head of the O’Connor business unit of UBS Asset Management, also has voting control and investment discretion over the securities described herein held by OGMA Japan. As a result, each of UBS Asset Management and Mr. Hiltabrand may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities described herein held by OGMA Japan. The address of this shareholder is c/o UBS Asset Management Americas LLC, One North Wacker Drive, 31st Floor Chicago, IL 60606. Includes (i) 794 shares of Common Stock held by such Selling Stockholder and (ii) 8,774 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.

(29)

UBS Asset Management is the investment manager of MA Hedge Fund Strategies Limited (“SGMA”) and accordingly has voting control and investment discretion over the securities described herein held by SGMA. Mr. Hiltabrand, the Global Head of the O’Connor business unit of UBS Asset Management, also has voting control and investment discretion over the securities described herein held by SGMA. As a result, each of UBS Asset Management and Mr. Hiltabrand may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities described herein held by SGMA. The address of this shareholder is c/o UBS Asset Management Americas LLC, One North Wacker Drive, 31st Floor Chicago, IL 60606. Includes (i) 430 shares of Common Stock held by such Selling Stockholder and (ii) 4,749 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.

(30)

UBS Asset Management is the investment manager of Quantum Partners LP (“Quantum Partners”) and accordingly has voting control and investment discretion over the securities described herein held by Quantum Partners. Mr. Hiltabrand, the Global Head of the O’Connor business unit of UBS Asset Management, also has voting control and investment discretion over the securities described herein held by Quantum Partners. As a result, each of UBS Asset Management and Mr. Hiltabrand may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities described herein held by Quantum Partners. The address of this shareholder is c/o UBS Asset Management Americas LLC, One North Wacker Drive, 31st Floor Chicago, IL 60606. Includes (i) 16,834 shares of Common Stock held by such Selling Stockholder and (ii) 185,988 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.

(31)

UBS Asset Management is the investment manager of IAM Investments ICAV – O’Connor Event Driven UCITS Fund (“UCITS Fund”) and accordingly has voting control and investment discretion over the securities described herein held by UCITS Fund. Mr. Hiltabrand, the Global Head of the O’Connor business unit of UBS Asset Management, also has voting control and investment discretion over the securities described herein held by UCITS Fund. As a result, each of UBS Asset Management and Mr. Hiltabrand may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities described herein held by UCITS Fund. The address of this shareholder is c/o UBS Asset Management Americas LLC, One North Wacker Drive, 31st Floor Chicago, IL 60606. Includes (i) 10,378 shares of Common Stock held by such Selling Stockholder and (ii) 114,661 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.

(32)

Whitebox Advisors LLC (“WBA”) is the investment manager of Whitebox Multi-Strategy Partners, LP (the “Fund”) and has voting and disposition control over the securities beneficially owned by the Fund. WBA is owned by the following members: Robert Vogel, Jacob Mercer, Nick Stukas, Brian Lutz, Paul Roos, and Blue Owl GP Stakes II (A), LP, a non-voting member, and such individuals and entity disclaim beneficial ownership of the securities except to the extent of such individual or entity’s pecuniary interest therein, if any. The business address for Whitebox Multi-Strategy Partners, L.P. is 3033 Excelsior Blvd, Suite 500, Minneapolis, MN 55416. Includes (i) 12,182 shares of Common Stock held by such Selling Stockholder and (ii) 134,593 shares of Common Stock that such Selling Stockholder may acquire upon exercise of the Warrants held by such Selling Stockholder.

(33)

This entity has advised us that it is an affiliate of a registered broker-dealer, and has also represented to us that it acquired the securities in the ordinary course of business and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such securities.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF COMMON STOCK

The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our Common Stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of our Common Stock.

The term “Non-U.S. Holder” is a beneficial owner of our Common Stock that is not, for U.S. federal income and estate tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust whose income is subject to U.S. federal income taxation regardless of its source.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax advisor regarding the U.S. federal income tax consequences of the ownership and disposition of our Common Stock.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative rulings and pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax advisor with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local, territory or non-U.S. taxing jurisdiction.

In addition, this discussion does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

•	certain former U.S. citizens or residents;

•

shareholders that hold our Common Stock as part of a straddle, constructive sale transaction, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	shareholders that acquired our Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	shareholders that are partnerships or entities treated as partnerships for U.S. federal income tax purposes or other pass-through entities or owners thereof;

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	dealers in securities or foreign currencies; and

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	traders in securities that use a mark-to-market method of accounting for U.S. federal income tax purposes.

If you are a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. EACH PROSPECTIVE INVESTOR IN OUR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.

Dividends

We do not currently expect to pay cash dividends on our Common Stock for the foreseeable future. In the event that we do make such distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our Common Stock, but not below zero, and then will be treated as gain from the sale of our Common Stock, as described below under “—Gain on Disposition of Our Common Stock.”

Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide a properly executed applicable Internal Revenue Service (“IRS”) Form W-8 certifying your entitlement to benefits under a treaty.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax advisor with respect to other U.S. tax consequences of the ownership and disposition of our Common Stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Gain on Disposition of Our Common Stock

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our Common Stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

•

we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our Common Stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If you recognize gain on a sale or other disposition of our Common Stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax advisor with respect to other U.S. tax consequences of the ownership and disposition of our Common Stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of dividends on our Common Stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our Common Stock. You may be subject to backup withholding on payments on our Common Stock or on the proceeds from a sale or other disposition of our Common Stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

Provisions of the Code commonly referred to as “FATCA” require withholding of 30% on payments of dividends on our Common Stock, as well as of gross proceeds of dispositions of our Common Stock, to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under proposed regulations the preamble to which states that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not apply to the gross proceeds from the sale, exchange, redemption or other taxable disposition of our Common Stock. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax advisor regarding the effects of FATCA on your investment in our Common Stock.

Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our Common Stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

PLAN OF DISTRIBUTION

Our Common Stock is traded on NYSE American under the symbol “FLYY.” On    , 2025, the closing price of our Common Stock was $  per share.

The Selling Stockholders, which as used here includes donees, pledgees, transferees or other successors-in-interest selling shares of Common Stock or interests in shares of Common Stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of Common Stock or interests in shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices.

The Selling Stockholders may use any one or more of the following methods when disposing of shares of Common Stock or interests therein:

•	on any national securities exchange or over-the-counter market on which the shares of Common Stock may be listed or quoted at the time of sale;

•	underwritten offerings;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares of Common Stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for their account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	in transactions otherwise than on such exchanges or in the over-the-counter market;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares of Common Stock at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

In connection with the sale of the shares of Common Stock or interests therein, the Selling Stockholders may enter into option, derivative or hedging transactions with respect to the shares of Common Stock, and any related offers or sales of shares of Common Stock may be made pursuant to this prospectus. For example, the Selling Stockholders may:

•	enter into transactions involving short sales of the shares of Common Stock by broker-dealers in the course of hedging the positions they assume with Selling Stockholders;

•	sell shares short themselves and deliver the shares of Common Stock registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

•

write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares;

•

enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction)

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	lend or pledge the shares to a broker, dealer or other financial institution, which may sell the shares under this prospectus.

There can be no assurance that any Selling Stockholders will sell any or all of the Common Stock under this prospectus. Further, we cannot assure you that any Selling Stockholder will not transfer, devise or gift the Common Stock by other means not described in this prospectus.

The Selling Stockholders may elect to make an in-kind distribution of their shares of Common Stock to their respective members, partners or stockholders. To the extent that such members, partners or stockholders are not affiliates of ours, such members, partners or stockholders would thereby receive freely tradeable shares of our Common Stock pursuant to the distribution through this registration statement.

The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors-in-interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In addition, any Common Stock covered by this prospectus that qualifies for sale under Rule 144, Rule 144A or any other exemption from registration under the Securities Act, if available, may be sold under Rule 144, Rule 144A or any other exemption from registration under the Securities Act, rather than under this prospectus. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares of Common Stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of Common Stock, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 5110; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

If underwriters are used in a sale, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. The applicable prospectus supplement will set forth the managing underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and the applicable prospectus supplement will be used by the underwriters to resell the securities.

•

If a dealer is used in the sale of the securities, a Selling Stockholder or an underwriter may sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of the transactions.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the shares of Common Stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In such event, any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Stockholders who are

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

“underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Each Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares of Common Stock.

To the extent required, the shares of Common Stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Underwriters, dealers and agents who participate in the distribution of securities and their controlling persons may be entitled, under agreements that may be entered into with us, to indemnification by us and the Selling Stockholders against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents and their controlling persons may be required to make in respect of those liabilities.

Any underwriter may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 Regulation M under the Exchange Act. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. The underwriters may over-allot offered securities, thereby creating a short position in the underwriters’ account. Syndicate covering transactions involve purchases of offered securities in the open market after the distribution has been completed to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

In order to comply with the securities laws of some states, if applicable, the shares of Common Stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

Pursuant to the Registration Rights Agreement, we are required to pay certain fees and expenses incurred by us incident to the registration of the shares of Common Stock. We have agreed with the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) the date at which all of the shares covered by this prospectus no longer remain outstanding; (2) the date at which all of the shares covered by this prospectus have been sold pursuant to Rule 144 or this or another registration statement; and (3) the date of effectiveness of a registration statement on Form S-3 that includes all shares that had previously been covered by this prospectus, remain outstanding, have not been sold pursuant to Rule 144 or under any other registration statement and for which a holder has not declined to include such shares in the registration statement on Form S-3.

To the extent required pursuant to the Registration Rights Agreement, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. If required, we may add permitted transferees, successors and donees by prospectus supplement in instances where the permitted transferee, successor or donee has acquired its shares from holders named in this prospectus after the effective date of this prospectus.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

Davis Polk & Wardwell LLP will pass upon the validity of the Common Stock offered by this prospectus and certain other legal matters related to this prospectus.

EXPERTS

The consolidated financial statements of Spirit Airlines, Inc. appearing in Spirit Airlines, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2024, and the effectiveness of Spirit Airlines, Inc.’s internal control over financial reporting as of December 31, 2024, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, which as to the report on the consolidated financial statements contains an explanatory paragraph describing conditions that raise substantial doubt about the Spirit Airlines, Inc.’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements, and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate information into this prospectus by reference. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents listed below.

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed on March 3, 2025 as amended by Amendment No. 1 to our Annual Report on Form 10-K filed on April 30, 2025;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed on May 30, 2025;

•

our Current Reports on Form 8-K filed with the SEC on January 16, 2025 (Items 1.01 and 2.03 only, and the exhibits in Item 9.01 incorporated thereby), February 21, 2025 (Item 1.03 only, and the exhibit in Item 9.01 incorporated thereby), March 13, 2025 (Items 1.01, 1.02, 2.03, 3.02, 3.03, 5.01, 5.02 and 5.03 only, and the exhibits in Item 9.01 incorporated thereby), as amended by Amendment No. 1 filed on March 24, 2025, Amendment No. 2 filed on April 1, 2025 and Amendment No. 3 filed on April 29, 2025, April 2, 2025 (Items 1.01 and 2.03 only), April 7, 2025 (Item 5.02 only), April 17, 2025 (Item 5.02 only), April 29, 2025 (Item 5.02 only), May 27, 2025 (Item 3.01 only), June 9, 2025 (Item 1.01 only); and

•	the description of our Common Stock contained on our Form 8-K, filed with the SEC on March 13, 2025, including any amendments or reports filed for the purpose of updating such description.

All documents filed by us pursuant to Sections 13(a), 13(c) 14 or 15(d) of the Exchange Act, other than reports or portions thereof furnished under Item 2.02 or Item 7.01 on Form 8-K and not specifically incorporated by reference, after the date of this prospectus and prior to the termination of the offering of securities shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from and after the respective dates of filing of such documents.

Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a later statement contained in this prospectus or in any other document incorporated by reference into this prospectus modifies or supersedes the earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, a copy of these reports at no cost. Any such request may be made by writing or telephoning us at the following address or phone number:

Spirit Aviation Holdings, Inc.

Attn: Investor Relations

1731 Radiant Drive

Dania Beach, Florida 33004

Telephone: (954) 447-7920

These documents can also be requested through, and are available in, the Investor Relations section of our website, which is located at http://ir.spirit.com, or as described under “Where You Can Find More Information” below. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the shares of Common Stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our securities, you should refer to the registration statement and our exhibits.

In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public on a website maintained by the SEC located at www.sec.gov. We also maintain a website at https://www.spirit.com. Through our website, we make available, free of charge, annual, quarterly and current reports, proxy statements and other information as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the registrant in connection with this registration statement and the listing of the registrant’s shares of Common Stock. All amounts shown are estimates, except for the SEC registration fee and the exchange listing fee.

	Amount To Be Paid
SEC Registration fee	$	*
Custodian, transfer agent and registrar fees and expenses		10,000
Printing and engraving expenses		30,000
Legal Fees and expenses		75,000
Accounting fees and expenses		15,000
Other advisor fees and expenses		15,000
Miscellaneous expenses		0

	$	*

*	To be filed by amendment

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

In accordance with Section 102(b)(7) of the DGCL, Spirit’s Certificate of Incorporation provides that a director or officer will not be personally liable to Spirit or Spirit’s stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of their duty of loyalty to Spirit or Spirit’s stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) with respect to a director, under Section 174 of the DGCL, (iv) for any transaction from which a director or officer derived an improper personal benefit or (v) with respect to an officer, in any action by or in the right of the Company. No such provision shall eliminate or limit the liability of a director or officer for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s or officer’s breach of his or her duty of care.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Spirit’s Certificate of Incorporation provides that it will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.

Spirit has entered into indemnification agreements with each of its current directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require Spirit’s, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Spirit’s Certificate of Incorporation provides for indemnification of Spirit’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and Spirit’s Bylaws provide for indemnification of Spirit’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

Item 15. Recent Sales of Unregistered Securities.

On the Effective Date, in connection with our emergence from the Chapter 11 Cases and in reliance on the exemption from the registration requirements of the Securities Act provided by Section 1145 of the Bankruptcy Code, we issued 15,388,737 shares of Common Stock and 18,584,403 Warrants, which includes 7,770,054 shares of Common Stock and 13,380,504 Warrants that were issued pursuant to the equity rights offering, which closed concurrently with our emergence from the Chapter 11 Cases, for aggregate consideration of $296,107,812.

In addition, on the Effective Date, in connection with our emergence from the Chapter 11 Cases and in reliance on the exemption from registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act or Regulation S under the Securities Act, based in part on representations made by these certain parties to the Backstop Commitment Agreement, we issued 678,587 shares of Common Stock and 5,670,853 Warrants to specified parties to the Backstop Commitment Agreement dated November 18, 2024. An aggregate of 3,849,442 of such shares of Common Stock and such Warrants were issued for aggregate consideration of $53,892,188.

We believe the foregoing transactions were exempt from registration under the Securities Act in reliance upon Section 1145 of the Bankruptcy Code, Section 4(a)(2) of the Securities Act, and/or Regulation D under the Securities Act and/or Regulation S under the Securities Act, as transactions by an issuer not involving any public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statements.

Exhibit Number	Description
2.1	Order Confirming the First Amended Joint Chapter 11 Plan of Reorganization of Spirit Airlines, Inc. and its Debtor Affiliates, filed as Exhibit 2.1 to the Company’s Form 8-K, dated February 21, 2025, is hereby incorporated by reference.

3.1	Amended and Restated Certificate of Incorporation of Spirit Aviation Holdings, Inc., dated March 12, 2025, filed as Exhibit 3.1 to the Company’s Form 8-K dated March 13, 2025, is hereby incorporated by reference.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description

3.2	Amended and Restated Bylaws of Spirit Aviation Holdings, Inc., dated March 12, 2025, filed as Exhibit 3.2 to the Company’s Form 8-K dated March 13, 2025, is hereby incorporated by reference.

4.1	Form of Specimen Common Stock Certificate

4.2	Tranche 1 Warrant Agreement between Spirit Aviation Holdings, Inc. and Equiniti Trust Company, LLC, filed as Exhibit 4.4 to the Company’s Form 8-K dated March 13, 2025, is hereby incorporated by reference.

4.3	Tranche 2 Warrant Agreement between Spirit Aviation Holdings, Inc. and Equiniti Trust Company, LLC, filed as Exhibit 4.5 to the Company’s Form 8-K dated March 13, 2025, is hereby incorporated by reference.

4.4	Exit Notes Indenture, dated as of March 12, 2025, by and among Spirit IP Cayman Ltd. and Spirit Loyalty Cayman Ltd., as issuers, the guarantors party thereto, the collateral grantor party thereto and Wilmington Trust, National Association, as trustee and collateral agent, filed as Exhibit 4.1 to the Company’s Form 8-K dated March 13, 2025, is hereby incorporated by reference.

4.5	Form of PIK Toggle Senior Secured Notes due 2030, filed as Exhibit 4.2 to the Company’s Form 8-K dated March 13, 2025, is hereby incorporated by reference.

4.6	First Supplemental Indenture, dated as of March 12, 2025, by and among Spirit IP Cayman Ltd. and Spirit Loyalty Cayman Ltd., as issuers, Spirit Aviation Holdings, Inc., as HoldCo Guarantor, and Wilmington Trust, National Association, as trustee, filed as Exhibit 4.3 to the Company’s Form 8-K dated March 13, 2025, is hereby incorporated by reference.

5.1	Opinion of Davis Polk & Wardwell LLP to the validity of the securities being registered.

10.1+	General Release, dated January 14, 2014, between Spirit Airlines, Inc. and Ben Baldanza, filed as Exhibit 10.1 to the Company’s Form 10-K dated February 20, 2014, is hereby incorporated by reference.

10.2+	Offer Letter, dated September 7, 2013, between Spirit Airlines, Inc. and John Bendoraitis, filed as Exhibit 10.3 to the Company’s Form 10-K dated February 20, 2014, is hereby incorporated by reference.

10.3	Tax Receivable Agreement, dated as of June 1, 2011 between Spirit Airlines, Inc., Indigo Pacific Partners LLC, and OCM FIE, LLC, filed as Exhibit 10.12 to the Company’s Form S-1 Registration Statement (No. 333-178336), is hereby incorporated by reference.

10.4	Airline-Airport Lease and Use Agreement, dated as of August 17, 1999, between Broward County and Spirit Airlines, Inc., as supplemented by Addendum dated August 17, 1999, filed as Exhibit 10.14 to the Company’s Amendment No. 3 to Form S-1 Registration Statement (No. 333-169474), is hereby incorporated by reference.

10.5+	Spirit Airlines, Inc. Executive Severance Plan, filed as Exhibit 10.16 to the Company’s Amendment No. 3 to Form S-1 Registration Statement (No. 333-169474), is hereby incorporated by reference.

10.6+	Offer Letter, dated September 10, 2007, between Spirit Airlines, Inc. and Thomas Canfield, filed as Exhibit 10.22 to the Company’s Amendment No. 3 to Form S-1 Registration Statement (No. 333-169474), is hereby incorporated by reference.

10.7+	Separation and Transition Agreement with Tony Lefebvre, dated April 29, 2013, filed as Exhibit 10.4 to the Company’s Form 10-Q dated July 26, 2013, is hereby incorporated by reference.

10.8	Framework Agreement, dated as of October 1, 2014 by and between Spirit Airlines, Inc., BNP Paribas, New York Branch, Landesbank Hessen-Thuringen Girozentrale, Natixis, New York Branch, KfW IPEX-Bank GmbH, Investec Bank PLC and Wilmington Trust Company, filed as Exhibit 10.1 to the Company’s Form 10-Q dated October 28, 2014, is hereby incorporated by reference.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description

10.9+	B. Ben Baldanza Separation Agreement, filed as Exhibit 10.36 to the Company’s Form 10-K dated February 17, 2016, is hereby incorporated by reference.

10.10	Spirit Airlines, Inc. 2017 Executive Severance Plan, filed as Exhibit 10.1 to the Company’s Form 8-K dated August 22, 2017, is hereby incorporated by reference.

10.11	Form of Severance and Release Agreement, filed as Exhibit 10.42 to the Company’s Form 10-K dated February 13, 2018, is hereby incorporated by reference.

10.12†	Aircraft Sale Agreement, dated as of March 28, 2018, among Spirit Airlines, Inc. as Buyer and Wilmington Trust Company (acting not in its individual capacity, but solely as owner trustee under each Trust Agreement) as Sellers and AerCap Global Aviation Trust as Owner Participant; Aircraft Make and Model: 14 used Airbus model A319-100; Aircraft Manufacturer’s Serial Numbers: 2433, 2470, 2473, 2485, 2490, 2673, 2679, 2704, 2711, 2978, 3007, 3017, 3026 and 3165; Make and Model of Engines: International Aero Engines AG (IAE) model V2524-A5, filed as Exhibit 10.1 to the Company’s Form 10-Q dated April 26, 2018, is hereby incorporated by reference.

10.13+	Letter Agreement, effective January 1, 2018, by and between Spirit Airlines, Inc. and Edward M. Christie III, filed as Exhibit 10.2 to the Company’s Form 10-Q dated April 26, 2018, is hereby incorporated by reference.

10.14†	Amendment No. 26 to Navitaire Hosted Services Agreement, effective as of February 1, 2018, by and between Navitaire LLC and Spirit Airlines, Inc., filed as Exhibit 10.3 to the Company’s Form 10-Q/A dated June 12, 2018, is hereby incorporated by reference.

10.15+	Rocky B. Wiggins Offer Letter, filed as Exhibit 10.1 to the Company’s Form 10-Q dated October 24, 2018, is hereby incorporated by reference.

10.16+	Edward M. Christie Employment Agreement Amendment, filed as Exhibit 10.1 to the Company’s Form 10-K dated February 13. 2019, is hereby incorporated by reference.

10.17	Matt Klein Offer Letter, filed as Exhibit 10.4 to the Company’s Form 10-Q dated May 6, 2020, is hereby incorporated by reference.

10.18	Melinda Grindle Offer Letter, filed as Exhibit 10.58 to the Company’s Form 10-K dated February 8, 2022, is hereby incorporated by reference.

10.19+	Termination Agreement, dated July 27, 2022, by and among Frontier Group Holdings, Inc., Top Gun Acquisition Corp. and Spirit Airlines, Inc., filed as Exhibit 10.1 to the Company’s Form 8-K dated July 28, 2022, is hereby incorporated by reference.

10.20†	Aircraft Sale and Purchase Agreement, dated January 13, 2023, by and between Spirit Airlines, Inc. and Gryphon Trading Company, LLC, filed as exhibit 10.61 to the Company’s Form 10-K dated February 6, 2023, is hereby incorporated by reference.

10.21†	Airbus A320 NEO Family Purchase Agreement, dated as of December 20, 2019, between Airbus S.A.S. and Spirit Airlines ,Inc. as amended by Amendment No. 1 dated as of June 24, 2020, together with the amended and restated Letter Agreement No. 8, dated as of December 20, 2019, filed as Exhibit 10.1 to the Company’s Form 10-Q dated July 22, 2020 and Amendment No. 6 dated as of July 31, 2023, together with the Second Amended and Restated Letter Agreement No. 4, dated as of July 31, 2023, filed as exhibit 10.1 to the Company’s Form 10-Q dated October 26, 2023, is hereby incorporated by reference.

10.22†	Amended and Restated V2500 General Terms of Sale, dated as of October 1, 2013, by and between Spirit Airlines, Inc. and IAE International Aero Engines AG, as supplemented by Side Letter No. 1 dated as of October 1, 2013,filed as Exhibit 10.45 to the Company’s Form 10-K filed dated February 9, 2024, is hereby incorporated by reference.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description

10.23†	Amended and Restated Fleet Hour Agreement, dated as of October 1, 2013, by and between Spirit Airlines, Inc. and IAE International Aero Engines AG, as supplemented by Side Letter No. 1 dated as of October 1, 2013, filed as Exhibit 10.46 to the Company’s Form 10-K filed dated February 9, 2024, is hereby incorporated by reference.

10.24†	V2500 General Terms of Sale, dated as of October 1, 2013, by and between Spirit Airlines, Inc. and IAE International Aero Engines AG, as supplemented by Side Letter No. 1 dated as of October 1, 2013 and Side Letter No. 2 dated as of October 1, 2013, filed as Exhibit 10.47 to the Company’s Form 10-K dated February 9, 2024, is hereby incorporated by reference.

10.25†	Fleet Hour Agreement, dated of as October 1, 2013, by and between Spirit Airlines, Inc. and IAE International Aero Engines AG, as supplemented by Side Letter No. 1 dated as of October 1, 2013, filed as Exhibit 10.48 to the Company’s Form 10-K dated February 9, 2024, is hereby incorporated by reference.

10.26†	PurePower PW1100G Engine Purchase Support Agreement, dated as of October 1, 2013, by and between the Company and United Technologies Corporation, acting through its Pratt & Whitney Division, filed as Exhibit 10.49 to the Company’s Form 10-K dated February 9, 2024, is hereby incorporated reference.

10.27†	Hosted Services Agreement, dated as of February 28, 2007, between Spirit Airlines, Inc. and Navitaire Inc., as amended by Amendment No. 1 dated as of October 23, 2007, Amendment No. 2 dated as of May 15, 2008, Amendment No. 3 dated as of November 21, 2008, Amendment No. 4 dated as of August 17, 2009 and Amendment No. 5 dated November 4, 2009, filed as Exhibit 10.50 to the Company’s Form 10-K dated February 9, 2024, is hereby incorporated by reference.

10.28†	Signatory Agreement, dated as of May 21, 2009, between Spirit Airlines, Inc. and U.S. Bank National Association, as amended by First Amendment dated January 18, 2010, filed as Exhibit 10.51 to the Company’s Form 10-K dated February 9, 2024, is hereby incorporated by reference.

10.29†	Terms and Conditions for Worldwide Acceptance of the American Express Card by Airlines, dated September 4, 1998, between Spirit Airlines, Inc. and American Express Travel Related Services Company, Inc., as amended January 1, 2003 and August 28, 2003, filed as Exhibit 10.52 to the Company’s Form 10-K dated February 9, 2024, is hereby incorporated by reference.

10.30†	Lease, dated as of June 17, 1999, between Sunbeam Development Corporation and Spirit Airlines, Inc., as amended by Lease Modification and Contraction Agreement dated as of May 7, 2009, filed as Exhibit 10.53 to the Company’s Form 10-K dated February 9, 2024, is hereby incorporated by reference.

10.31†	Lease Modification and Extension Agreement, dated as of September 26th, 2013, between Sunbeam Development Corporation and Spirit Airlines, Inc. (incorporated by reference to Exhibit 10.54 to the Company’s Form 10-K filed on February 9, 2024).

10.32†	Lease, dated as of September 26th, 2013, between Sunbeam Development Corporation and Spirit Airlines, Inc., filed as Exhibit 10.55 to the Company’s Form 10-K dated February 9, 2024, is hereby incorporated by reference.

10.33†	Airbus A320 Family Purchase Agreement, dated as of May 5, 2004, between AVSA, S.A.R.L. and Spirit Airlines, Inc.; as amended by Amendment No. 1 dated as of December 21, 2004, Amendment No. 2 dated as of April 15, 2005, Amendment No. 3 dated as of June 30, 2005, Amendment No. 4 dated as of October 27, 2006 (as amended by Letter Agreement No. 1, dated as of October 27, 2006, to Amendment No. 4 and Letter Agreement No. 2, dated as of October 27, 2006, to Amendment No. 4), Amendment No. 5 dated as of March 5, 2007, Amendment No. 6 dated as of March 27, 2007, Amendment No. 7 dated as of June 26, 2007 (as amended by Letter Agreement No. 1, dated as of June 26, 2007, to Amendment No. 7), Amendment No. 8 dated as of February 4, 2008, Amendment

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description
No. 9 dated as of June 24, 2008 (as amended by Letter Agreement No. 1, dated as of June 24, 2008, to Amendment No. 9) and Amendment No. 10 dated July 17, 2009 (as amended by Letter Agreement No. 1, dated as of July 17, 2009, to Amendment No. 10),and as supplemented by Letter Agreement No. 1 dated as of May 5, 2004, Letter Agreement No. 2 dated as of May 5, 2004, Letter Agreement No. 3 dated as of May 5, 2004, Letter Agreement No. 4 dated as of May 5, 2004, Letter Agreement No. 5 dated as of May 5, 2004, Letter Agreement No. 6 dated as of May 5, 2004, Letter Agreement No. 7 dated as of May 5, 2004, Letter Agreement No. 8 dated as of May 5, 2004, Letter Agreement No. 9 dated as of May 5, 2004, Letter Agreement No. 10 dated as of May 5, 2004 and Letter Agreement No. 11 dated as of May 5, 2004, as further amended by Amendment No. 11 dated as of December 29, 2011 (as amended by Letter Agreement No. 1 dated as of December 29, 2011, Letter Agreement No. 2 dated as of December 29, 2011, Letter Agreement No. 3 dated as of December 29, 2011, Letter Agreement No. 4 dated as of December 29, 2011, Letter Agreement No. 5 dated as of December 29, 2011, Letter Agreement No. 6 dated as of December 29, 2011, Letter Agreement No. 7 dated as of December 29, 2011 and Letter Agreement No. 8 dated as of December 29, 2011); Amendment No. 12, dated as of June 29, 2012; Amendment No. 13, dated as of January 10, 2013;and Amendment No. 14, dated as of June 20, 2013; and Amendment No. 15 dated as of November 21, 2013; Amendment No. 16 dated as of December 17, 2013; Amendment No. 17 dated as of March 11, 2014; Amendment No. 18 dated as of July 31, 2014; Amendment No. 19 dated as of August 21, 2015; Amendment No. 20 dated as of April 27, 2016, and Amendment No. 26 dated as of June 24, 2020, filed as Exhibit 10.2 to the Company’s Form 10-Q dated July 22, 2020, which is hereby incorporated by reference.

10.34†	Addendum and Amendment to the Agreement Governing Acceptance of the American Express Card by Airlines, dated as of June 24, 2011, by and between Spirit Airlines, Inc. and American Express Travel Related Services Company, Inc., filed as Exhibit 10.57 to the Company’s Form 10-K dated February 9, 2024, is hereby incorporated by reference.

10.35†	Second Amendment to Signatory Agreement, effective as of September 6, 2011, by and between the Company and U.S. Bank, National Association, filed as Exhibit 10.58 to the Company’s Form 10-K dated February 9, 2024, is hereby incorporated by reference.

10.36†	Termination Agreement, dated March 1, 2024, by and among JetBlue Airways Corporation, Sundown Acquisition Corp. and Spirit Airlines, Inc. filed as Exhibit 10.1 to the Company’s Form 8-K dated March 4, 2024, is hereby incorporated by reference.

10.37	PW1100 AOG Special Support Letter Agreement, dated March 26, 2024, by and between International Aero Engines, LLC and Spirit Airlines, Inc., filed as Exhibit 10.6 to the Company’s Form 10-Q dated May 6, 2024, is hereby incorporated by reference.

10.38	Amendment No. 7 and Third Amended and Restated Letter Agreement No. 4, dated as of April 3, 2024, to the A320 NEO Family Purchase Agreement, dated as of December 20, 2019, between Airbus S.A.S. and Spirit Airlines, Inc., filed as Exhibit 10.1 to the Company’s Form 10-Q dated August 1, 2024, is hereby incorporated by reference.

10.39	Offer Letter, dated July 1, 2024, between Spirit Airlines, Inc. and Frederick S. Cromer, filed as Exhibit 10.1 to the Company’s Form 8-K dated July 1, 2024, is hereby incorporated by reference.

10.40#	Letter Agreement (2024-1), dated as of July 2, 2024, by and between Spirit Airlines, Inc. and U.S. Bank National Association, filed as Exhibit 10.3 to the Company’s Form 10-Q dated November 25, 2024, is hereby incorporated by reference.

10.41	Amendment No. 8 to the Airbus A320 NEO Family Purchase Agreement, dated as of July 30, 2024, together with the Second Amended and Restated Letter Agreement No. 8, dated as of July 30, 2024, and Letter Agreement No. 10, dated as of July 30, 2024, filed as Exhibit 10.4 to the Company’s Form 10-Q dated November 25, 2024, is hereby incorporated by reference.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description

10.42	Amendment No. 2 to the A320 Family Purchase Agreement Letter Agreement, dated as of July 30, 2024, filed as Exhibit 10.5 to the Company’s Form 10-Q dated November 25, 2024, is hereby incorporated by reference.

10.43+	Letter Agreement (2024-2), dated as of September 9, 2024, by and between Spirit Airlines, Inc. and U.S. Bank National Association, filed as Exhibit 10.6 to the Company’s Form 10-Q filed on November 25, 2024).

10.44#	Restructuring Support Agreement, dated as of November 18, 2024, by and among Spirit Airlines, Inc., certain of its subsidiaries and the Consenting Stakeholders (as defined therein) (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K dated November 18, 2024, is hereby incorporated by reference.

10.45	Backstop Commitment Agreement, dated as of November 18, 2024, by and among Spirit Airlines, Inc., certain of its subsidiaries and the Backstop Commitment Parties (as defined therein), filed as Exhibit 10.2 to the Company’s Form 8-K dated November 18, 2024, is hereby incorporated by reference.

10.46	Form of Retention Agreement, dated as of November 12, 2024, by and among Spirit Airlines, Inc. and a named executive officer of the Company, filed as Exhibit 10.4 to the Company’s Form 8-K dated November 18, 2024, is hereby incorporated by reference.

10.47#	Registration Rights Agreement, dated as of March 12, 2025, by and among Spirit Aviation Holdings, Inc. and the holders party thereto, filed as Exhibit 10.2 to the Company’s Form 8-K dated March 13, 2025, is hereby incorporated by reference.

10.48	Amended and Restated Credit and Guaranty Agreement dated as of March 12, 2025, by and among Spirit Airlines, Inc., as borrower, the subsidiaries guarantors party thereto, Citibank, N.A., as administrative agent, and Wilmington Trust, National Association, as collateral agent, filed as Exhibit 10.1 to the Company’s Form 8-K dated March 13, 2025, is hereby incorporated by reference.

10.49	Form of Indemnification Agreement, filed as Exhibit 10.1 to the Company’s Form 8-K dated March 24, 2025, is hereby incorporated by reference.

21.1	Subsidiaries of the registrant, filed as Exhibit 21.1 to the Company’s Form 10-K dated March 3, 2025, is hereby incorporated by reference.

23.1*	Consent of Ernst & Young, LLP, independent registered public accounting firm to Spirit Airlines, Inc.

23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1 hereto).

24.1	Powers of Attorney (included on the signature pages)

107*	Filing Fee Table

*	To be filed by amendment
+	Indicates a management contract or compensatory plan or arrangement.
†

Confidential treatment granted for certain portions of this Exhibit pursuant to Rule 406 under the Securities Act or Rule 24b-2 under the Exchange Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

#	Certain provisions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on    , 2025.

SPIRIT AVIATION HOLDINGS, INC.

By:
	Name:	Fred Cromer
	Title:	Chief Financial Officer

Confidential Treatment Requested by Spirit Aviation Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

POWER OF ATTORNEY

Each of the undersigned, whose signature appears below, hereby constitutes and appoints each of David Davis and Fred Cromer, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this registration statement or any amendments hereto in the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on    , 2025:

Signature	Title

David Davis	Chief Executive Officer, President and Director (Principal Executive Officer)

Fred Cromer	Chief Financial Officer (Principal Financial Officer)

Griselle Molina	Principal Accounting Officer

Robert A. Milton	Director

David N. Siegel	Director

Timothy Bernlohr	Director

Eugene L. Davis	Director

Andrea Fischer Newman	Director

Radha Tilton	Director